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As filed with the Securities And Exchange Commission on June 11, 2003

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM S-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

CAMBRIDGE HEART, INC.
(Exact Name of Registrant as Specified in Its Charter)

Delaware (State or other jurisdiction of incorporation or organization)	13-3679946 (I.R.S. Employer Identification No.)
1 Oak Park Drive Bedford, Massachusetts 01730 (781) 271-1200 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

David A. Chazanovitz
President and Chief Executive Officer
Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, Massachusetts 01730
(781) 271-1200
(Name, Address, Including Zip Code, And Telephone Number,
Including Area Code, of Agent For Service)

Copies to:

John A. Burgess, Esq.
Hale and Dorr LLP
60 State Street
Boston, Massachusetts 02109
(617) 526-6000

Approximate date of commencement of proposed sale to the public: As soon as practicable after this registration statement becomes effective.

        If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box. ☒

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. ☐

CALCULATION OF REGISTRATION FEE

Title of Shares to be Registered	Amount to be Registered(1)	Proposed Maximum Offering Price Per Share(2)	Proposed Maximum Aggregate Offering Price(2)(3)	Amount of Registration Fee(3)

Common Stock, $0.001 par value per share	25,249,276	$0.57	$14,392,087	$1,165

(1)
Pursuant to Rule 416 under the Securities Act of 1933, we are also registering such indeterminate number of shares of common stock as may be issued pursuant to the anti-dilution provisions of our Series A Convertible Preferred Stock.

(2)
Estimated solely for purposes of calculating the registration fee pursuant to Rule 457(c) under the Securities Act and based upon the average of the high and low prices on the OTC Bulletin Board on June 4, 2003.

(3)
Calculated pursuant to Rule 457(c) based on an estimate of the proposed maximum aggregate offering price.

        The Company hereby amends this Registration Statement on such date or dates as may be necessary to delay its effective date until the Company shall file a further amendment which specifically states that this Registration Statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the Registration Statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), shall determine.

The information in this prospectus is not complete and may be changed. The selling stockholders named in this prospectus may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This prospectus is not an offer to sell these securities and neither we nor the selling stockholders named in this prospectus are soliciting offers to buy these securities in any jurisdiction where the offer or sale is not permitted.

Subject to completion, dated June 11, 2003

PROSPECTUS

CAMBRIDGE HEART, INC.
25,249,276 SHARES OF COMMON STOCK

        This prospectus relates to resale by the selling stockholders of up to 25,249,276 shares of our common stock consisting of (i) 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Convertible Preferred Stock we previously issued in a private placement and (ii) 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Convertible Preferred Stock issuable upon the exercise of warrants which were issued in the private placement. We will not receive any proceeds from the sale of these shares.

        Our common stock is traded on the OTC Bulletin Board under the symbol "CAMH." The last reported sale price for our common stock on the OTC Bulletin Board on June 10, 2003 was $0.60 per share. You are urged to obtain current market quotations for our common stock. The selling stockholders may offer their shares of common stock from time to time, in the open market, in privately negotiated transactions, in an underwritten offering, or a combination of methods, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The selling stockholders may engage brokers or dealers who may receive commissions or discounts from the selling stockholders. Any broker-dealer acquiring the common stock from the selling stockholders may sell these securities in normal market making activities, through other brokers on a principal or agency basis, in negotiated transactions, to its customers or through a combination of methods. See "Plan of Distribution" beginning on page 43. We will bear all of the expenses and fees incurred in registering the shares offered by this prospectus.

        Investing in our common stock involves a high degree of risk. See "Risk Factors" beginning on page 3 for a discussion of the risks associated with our business.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is                        , 2003.

        Cambridge Heart, Inc.'s executive offices are located at 1 Oak Park Drive, Bedford, MA 01730, our telephone number is (781) 271-1200 and our Internet address is www.cambridgeheart.com. The information on our Internet website is not incorporated by reference in this prospectus. Unless the context otherwise requires references in this prospectus to "Cambridge Heart," "we," "us," and "our" refer to Cambridge Heart, Inc.

        The Cambridge Heart logo, CH 2000, Microvolt T-Wave Alternans, Micro-V Alternans Sensors, Heartwave System and Heartwave are trademarks of Cambridge Heart. All other trademarks and service marks are the property of their respective owners.

        We have not authorized anyone to provide you with information different from that contained or incorporated by reference in this prospectus. The selling stockholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of common stock.

i

PROSPECTUS SUMMARY

        This summary highlights information contained elsewhere in this prospectus. This summary may not contain all of the information that is important to you. You should read the entire prospectus carefully, including "Risk Factors" beginning on page 3, before deciding to invest in our common stock.

Cambridge Heart, Inc.

        Cambridge Heart is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing a key problem in cardiac diagnosis—the identification of those at risk of sudden cardiac arrest. Our products incorporate our proprietary technology, Microvolt T-Wave Alternans, and are the only diagnostic tools cleared by the U.S. Food and Drug Administration, which we call the FDA, to non-invasively measure Microvolt levels of T-Wave Alternans, an extremely subtle beat-to-beat fluctuation in a patient's heartbeat. The use of our products and technology in the performance of a Microvolt T-Wave Alternans Test can detect these tiny heartbeat variations, measured down to one millionth of a volt, in patients whose heart rate has been elevated by exercise, pharmacologic agents or pacing through the use of our proprietary sensors which are placed on the patient's chest. Published clinical data in a broad range of patients has shown that patients with symptoms of or at risk of life threatening arrhythmia who test positive for Microvolt T-Wave Alternans are at increased risk for subsequent sudden cardiac events including sudden death, while those who test negative are at minimal risk. This data has consistently shown that our Microvolt T-Wave Alternans technology is the only non-invasive test comparable or superior to the invasive "gold standard" electrophysiology study in the prediction of sudden death. Sudden cardiac arrest accounts for approximately one-third of all cardiac deaths, or over 300,000 deaths, in the United States each year, and is the leading cause of death in people over the age of 45.

        All of our products, including our Heartwave, CH 2000 and Micro-V Alternans Sensors, have received 510(k) clearance from the FDA for sale in the United States and all have received the CE mark for sale in Europe. Our Heartwave, CH 2000 and Micro-V Alternans Sensors, have been approved for sale by the Ministry of Health in Japan. Our 510(k) clearance allows our Microvolt T-Wave Alternans Test to be used to test anyone with known, suspected, or at risk of ventricular tachyarrhythmia and/or sudden cardiac death and allows the claim that our Microvolt T-Wave Alternans Test is predictive of those events.

Corporate Information

        Our executive offices are located at One Oak Park Drive, Bedford, MA, 01730, and our telephone number is 781-271-1200. We maintain a website with the address www.cambridgeheart.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

The Offering

Common stock offered by the selling stockholders	25,249,276 shares
Use of proceeds	Cambridge Heart will not receive any proceeds from the sale of shares in this offering.
OTC Bulletin Board Symbol	"CAMH"

SUMMARY FINANCIAL DATA

        The following table summarizes the financial data for our business. You should read this information with the discussion in "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our consolidated financial statements and related notes included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands, except per share data)
Statement of Operations Data:
Revenue	$2,097	$2,136	$1,910	$3,112	$4,307	$909	$1,104
Cost of goods sold	1,848	2,007	1,879	2,431	3,061	697	711

Gross profit (loss)	249	129	31	681	1,246	212	393

Costs and expenses:
Research and development	3,595	2,850	2,694	1,845	1,388	369	221
Selling, general and administrative	3,753	4,945	5,509	5,702	5,868	1,491	1,415

Total costs and expenses	7,348	7,795	8,203	7,547	7,256	1,890	1,636

Loss from operations	(7,099)	(7,666)	(8,172)	(6,866)	(6,010)	(1,648)	(1,243)
Interest income	562	331	585	413	104	38	5
Interest expense	—	—	(12)	(13)	(17)	6	6

Net loss	$(6,537)	$(7,335)	$(7,599)	$(6,466)	$(5,923)	$(1,615)	$(1,244)

Net loss per share—basic and diluted	$(0.61)	$(0.61)	$(0.50)	$(0.37)	$(0.30)	$(0.08)	$(0.06)

Weighted average shares outstanding—basic and diluted	10,746,844	11,933,261	15,331,565	17,340,789	19,450,062	19,366,794	19,503,340

	December 31,
						March 31, 2003
	1998	1999	2000	2001	2002
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$6,490	$9,176	$11,455	$8,738	$3,093	$1,534
Working capital	6,761	8,950	11,258	8,669	3,152	2,055
Long term debt	0	0	0	101	6	5
Total assets	8,715	11,454	13,975	11,900	6,189	4,156
Total liabilities	902	1,404	1,293	1,981	2,032	1,243
Accumulated deficit	(21,700)	(29,036)	(36,635)	(43,102)	(49,024)	(50,268)
Stockholders' equity	7,813	10,049	12,682	9,918	4,156	2,913
Dividends—None

RISK FACTORS

        Investing in our common stock involves a high degree of risk. You should carefully consider the risks and uncertainties described below before purchasing our common stock. The risks and uncertainties described below are not the only ones facing our company. Additional risks and uncertainties may also impair our business operations. If any of the following risks actually occur, our business, financial condition or results of operations would likely suffer. In that case, the trading price of our common stock could fall, and you may lose all or part of the money you paid to buy our common stock.

Risks Related to our Operations

We depend on our Microvolt T-Wave Alternans technology for a significant portion of our revenues and if it does not achieve broad market acceptance, our growth will be limited.

        We believe that our future success will depend, in large part, upon the successful commercialization and market acceptance of our Microvolt T-Wave Alternans technology. Market acceptance will depend upon our ability to demonstrate the diagnostic advantages and cost-effectiveness of this technology. The failure of our Microvolt T-Wave Alternans technology to achieve broad market acceptance, the failure of the market for our products to grow or to grow at the rate we anticipate, or a decline in the price of our products would reduce our revenues and limit our growth. This could have a material adverse effect on our results of operations and the market price of our common stock. We can give no assurance that we will be able to successfully commercialize or achieve market acceptance of our Microvolt T-Wave Alternans technology or that our competitors will not develop competing technologies that are superior to our technology.

We have a history of net losses, we expect to continue to incur net losses and may not achieve or maintain profitability.

        We are engaged primarily in the commercialization, manufacture, research and development of products for the non-invasive diagnosis of heart disease. We have incurred substantial net losses through March 31, 2003. We may never generate substantial revenues or achieve profitability on a quarterly or annual basis. We expect that our selling, general and administrative expenses will increase significantly in connection with the expansion of our sales and marketing activities. Revenues generated from the sale of our products will depend upon numerous factors, including:

  •
  the extent to which our products gain market acceptance,

  •
  varying pricing promotions and volume discounts to customers,

  •
  competition, and

  •
  the availability and amount of third-party reimbursement.

We have not been able to fund our operations from cash generated by our business, and if we cannot meet our future capital requirements, we may not be able to continue as a going concern, develop or enhance our technology, take advantage of business opportunities and respond to competitive pressures.

        We have principally financed our operations over the past three years through the private placement of shares of our common stock and preferred stock. If we do not generate sufficient cash from our business to fund operations, or if we cannot obtain additional capital through equity or debt financings, we will be unable to continue as a going concern, to grow as planned and may not be able to take advantage of business opportunities, develop new technology or respond to competitive pressures. This could have a material adverse effect on our operations and the market price of our common stock. In the current economic environment, financing for technology and medical device companies has become increasingly difficult to obtain. Any additional financing we may need in the future may not be available on terms favorable to us, if at all. If we raise additional funds through the issuance of equity or convertible debt securities, the percentage ownership of Cambridge Heart by our stockholders would be reduced and the securities issued could have rights, preferences and privileges more favorable than those of our current stockholders. For example, the Series A Convertible Preferred Stock we issued and sold on May 12, 2003, has certain superior liquidation, voting, anti-dilution and other rights over the rights of our common stock.

We could issue additional shares of common stock, which might dilute the book value of our common stock.

        We have authorized 50,000,000 shares of our common stock, of which 19,629,869 shares were issued and outstanding as of May 21, 2003. At our 2003 Annual Meeting of Stockholders to be held on June 16, 2003, our shareholders will vote on a proposal to increase the authorized shares of commons stock from 50,000,000 to 75,000,000. Our board of directors has the authority, without action or vote of our stockholders in most cases, to issue all or a part of any authorized but unissued shares of our common stock. Such stock issuances may be made at a price which reflects a discount from the then-current trading price of our common stock. In addition, in order to raise capital that we may need at today's stock prices, we would likely need to issue securities which are convertible into or exercisable for a significant number of shares of our common stock. These issuances would dilute your percentage ownership interest, which will have the effect of reducing your influence on matters on which our stockholders vote, and might dilute the book value of our common stock. You may incur additional dilution of net tangible book value if holders of stock options or warrants, whether currently outstanding or subsequently granted, exercise their options or warrants to purchase shares of our common stock.

        In connection with the May 2003 financing, we issued 696,825 shares of our Series A Preferred Stock which are initially convertible into up to 9,058,725 shares of our common stock. As part of the May 2003 financing, we also issued warrants which are initially exercisable for 1,245,427 shares of our Series A Preferred Stock. Assuming exercise of all of these warrants, these shares of Series A Preferred Stock would initially be convertible into up to 16,190,551 shares of our common stock. The conversion price of the Series A Preferred Stock is subject to adjustment in certain circumstances. If we issue shares of common stock at a purchase price below the conversion price of the Series A Preferred Stock prior to November 12, 2004, the conversion price of the Series A Preferred Stock will be adjusted to equal such purchase price. The conversion price may also be adjusted following the last expiration date of the six tranches of short-term warrants if our revenue is below a specified amount for the period beginning April 1, 2003 and ending on either March 31, 2004 or June 30, 2004 (based upon when the last tranche of the short-term warrants expires). In that event, the conversion price of the Series A Preferred Stock will be adjusted to equal the lowest final exercise price per share of Series A Preferred Stock of the six tranches of short-term warrants (whether or not any of the short-term warrants are exercised). You would incur additional dilution of net tangible book value if the conversion price of the Series A Preferred Stock is adjusted pursuant to these provisions and the holders of Series A Preferred Stock convert these shares of Series A Preferred Stock into shares of our common stock.

The sale of a large number of shares of our common stock could depress our stock price.

        As of March 31, 2003, we have reserved 4,601,650 shares of common stock for issuance upon exercise of stock options and warrants and 266,511 shares for future issuances under our stock plans. We have also reserved 25,249,276 shares of common stock for issuance upon conversion of our Series A Preferred Stock. As of March 31, 2003, holders of warrants and options to purchase an aggregate of 3,254,949 shares of our common stock may exercise those securities and transfer the underlying common stock at any time subject, in some cases, to Rule 144. In accordance with registration rights that we have granted to various individuals and entities requiring us to register their shares of common stock for public resale, we also have resale registration statements in effect registering 7,304,359 shares of our common stock. In addition, in connection with the May 2003 financing, we have agreed to register all of the shares of common stock issuable upon conversion of the Series A Preferred Stock that we issued and sold in the financing and that are issuable upon exercise of the warrants issued in connection with the financing. Assuming no adjustments to the conversion price of the Series A Preferred Stock (as described in the immediately preceding risk factor), the shares of Series A Preferred Stock (including the shares of Series A Preferred Stock issuable upon exercise of the warrants issued in the financing) are initially convertible into 25,249,276 shares of our common stock. The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market, or the perception that these sales could occur. These sales might also make it more difficult for us to sell equity securities in the future at a price that we think is appropriate, or at all.

Financial investors may have interests different than you or Cambridge Heart, and may be able to impact corporate actions requiring stockholder approval because they own a significant amount of our common stock.

        In connection with the May 2003 financing, we issued securities which are initially convertible into approximately 51% of the number of shares of our outstanding common stock. In future financings, we may also issue securities which are convertible into or exercisable for a significant number of shares of our outstanding common stock. Financial investors may have short-term financial interests different from Cambridge Heart's long-term goals and the long-term goals of our management and other stockholders. In addition, based on the significant ownership of our outstanding common stock, financial investors may be able to impact corporate actions requiring stockholder approval.

We may need to obtain additional funding to meet our future capital needs. If we are unable to obtain such financings, we would be required to significantly cut back our operations, sell assets or license potentially valuable technologies to third parties or cease operations.

        We continue to have operating losses and without the realization of additional capital, it would be unlikely that we will be able to continue our business as a going concern. On May 12, 2003, we issued and sold shares of our Series A Convertible Preferred Stock and warrants for an aggregate purchase price of approximately $3.1 million. Although we would receive additional funds upon exercise of the warrants issued in connection with the financing, the holders of those warrants are under no obligation to exercise all or any portion of those warrants. In addition, there can be no assurance that Silicon Valley Bank will renew our line of credit in September 2003. In order to remain in business, in the event that we do not meet our currently planned operations and capital expenditures, we will likely require additional funding to support our operations by the end of the first quarter of fiscal 2004. Additional funding may be unavailable on favorable terms, if at all. If we are unable to obtain sufficient additional funding when needed, we will have to significantly cut back our operations, sell some or all of our assets, license potentially valuable technologies to third parties and/or cease operations. In addition, if we raise additional capital by issuing additional equity or convertible debt securities, our existing stockholders would suffer significant dilution.

The results of future clinical studies may not support the usefulness of our technology.

        We have sponsored and are continuing to sponsor clinical studies relating to our Microvolt T-Wave Alternans technology and Micro-V Alternans Sensors to more firmly establish the predictive value of this technology. Although studies on high risk patients to date have indicated that the measurement of Microvolt T-Wave Alternans to predict the vulnerability to ventricular arrhythmia is at least comparable to electrophysiology testing, we do not know whether the results of such studies will continue to be favorable. Any clinical studies or trials which fail to demonstrate that the measurement of Microvolt T-Wave Alternans is at least comparable in accuracy to alternative diagnostic tests, or which otherwise call into question the cost-effectiveness, efficacy or safety of our technology, would have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty responding to changing technology.

        The medical device market is characterized by rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. However, we may not be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we can give no assurance that new products or alternative diagnostic techniques may be developed that will render our current or planned products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of the research, development and commercialization expenses incurred with respect to such products.

We depend exclusively on third parties to support the commercialization of our products internationally.

        We market our products internationally through independent distributors. These distributors also distribute competing products under certain circumstances. The loss of a significant international distributor could have a material adverse effect on our business if a new distributor, sales representative or other suitable sales organization could not be found on a timely basis in the relevant geographic market. To the extent that we rely on sales in certain territories through distributors, any revenues we receive in those territories will depend upon the efforts of our distributors. Furthermore, we cannot be sure that a distributor will market our products successfully or that the terms of any future distribution arrangements will be acceptable to us.

We face substantial competition, which may result in others discovering, developing or commercializing competing products before or more successfully than we do.

        Competition from competitors' medical devices that diagnose cardiac disease is intense and likely to increase. Our success will depend on our ability to develop products and apply our technology and our ability to establish and maintain a market for our products. We compete with manufacturers of electrocardiogram stress tests, the conventional method of diagnosing ischemic heart disease, as well as with manufacturers of other invasive and non-invasive tests, including EP testing, electrocardiograms, Holter monitors, ultrasound tests and systems of measuring cardiac late potentials. GE Medical Systems has introduced an analysis system it claims can measure t-wave alternans. GE Medical Systems has received concurrence from the FDA of their 510(k) allowing them to distribute the product in the United States. The FDA concurrence does not include approval of any predictive claims regarding their measurement of t-wave alternans. GE Medical Systems' Summary of Safety & Effectiveness only claims their ability to measure fluctuations in the ST-T segment of a patients electrocardiogram. Many of our competitors and prospective competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities. Many of these competitors offer broad, well-established product lines and ancillary services not offered by Cambridge Heart. Some of our competitors have long-term or preferential supply arrangements with physicians and hospitals which may act as a barrier to market entry.

We obtain critical components and subassemblies for the manufacture of our products from a limited group of suppliers, and if our suppliers fail to meet our requirements, we may be unable to meet customer demand and our customer relationships would suffer.

        We do not have long-term contracts with our suppliers. Our dependence on a single supplier or limited group of smaller suppliers for critical components and subassemblies exposes us to several risks, including:

  •
  a potential for interruption, or inconsistency in the supply of components or subassemblies, leading to backorders and product shortages,

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  a potential for inconsistent quality of components or subassemblies supplied, leading to reduced customer satisfaction or increased product costs and delays in shipments of our products to customers and distributors, and

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  inconsistent pricing.

        Disruption or termination of the supply of these components and subassemblies could cause delays in the manufacturing and shipment of our products, resulting in potential damage to our customer relations and reduced revenue. From time to time in the past, we have experienced temporary difficulties in receiving timely shipment of key components from our suppliers. We can give no assurance that we would be able to identify and qualify additional suppliers of critical components and subassemblies in a timely manner, if at all. Further, a significant increase in the price of one or more key components or subassemblies included in our products could seriously harm our results of operations.

We depend heavily on third parties to support the commercialization of our CH 2000 stress test system.

        We rely solely on Philips Medical to commercialize our CH 2000 stress test system in the United States. Third parties may not perform their obligations as expected. The amount and timing of resources that third parties devote to commercializing our products may not be within our control. The third parties on which we rely may not be able to recruit and retain skilled sales representatives. Furthermore, our interests may differ from those of third parties that commercialize our products. Disagreements that may arise with third parties could limit the commercialization of our products, or result in litigation or arbitration, which would be time-consuming, distracting and expensive. If any third party that supports the commercialization of our products breaches or terminates its agreement with us, or fails to conduct its activities in a timely manner, such breach, termination or failure could:

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  limit the continued commercialization of our CH 2000 product,

  •
  require us to undertake unforeseen additional responsibilities or devote unforeseen additional resources to the commercialization of our products, or

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  result in the termination of the commercialization of our CH 2000 product,

and the resulting disruption of our business could have a material adverse effect on our results of operations.

Risks Related to the Market for Cardiac Diagnostic Equipment

We may not be able to maintain adequate levels of third-party reimbursement.

        Our revenues currently depend and will continue to depend, to a significant extent, on sales of our Heartwave and CH 2000 systems and Micro-V Alternans Sensors. Our ability to successfully commercialize these systems depends in part on maintaining adequate levels of third-party reimbursement for use of these systems by our customers. The amount of reimbursement in the United

States that is available for clinical use of the Microvolt T-Wave Alternans Test may vary. In the United States, the cost of medical care is funded, in substantial part, by government insurance programs, such as Medicare and Medicaid, and private and corporate health insurance plans. Third-party payers may deny reimbursement if they determine that a prescribed device has not received appropriate FDA or other governmental regulatory clearances, is not used in accordance with cost-effective treatment methods as determined by the payer, or is experimental, unnecessary or inappropriate. Our ability to commercialize the Heartwave and CH 2000 systems successfully will depend, in large part, on the extent to which appropriate reimbursement levels for the cost of performing a Microvolt T-Wave Alternans Test continue to be available from government authorities, private health insurers and other organizations, such as health maintenance organizations. We do not know whether the reimbursement level in the United States for the Microvolt T-Wave Alternans Test will increase in the future or that reimbursement amounts will not reduce the demand for, or the price of, our Heartwave and CH 2000 systems. Difficulties in obtaining reimbursement, or the inadequacy of the reimbursement obtained, for Microvolt T-Wave Alternans Tests using our Heartwave and CH 2000 systems could have a material adverse effect on our business.

We could be exposed to significant liability claims if we are unable to obtain insurance at acceptable costs and adequate levels or otherwise protect ourselves against potential product liability claims.

        The testing, manufacture, marketing and sale of medical devices entails the inherent risk of liability claims or product recalls. Although we maintain product liability insurance in the United States and in other countries in which we conduct business, including clinical trials and product marketing and sales, such coverage may not be adequate. Product liability insurance is expensive and in the future may not be available on acceptable terms, if at all. A successful product liability claim or product recall could inhibit or prevent commercialization of the CH 2000 and the Heartwave systems, or cause a significant financial burden on us, or both, and could have a material adverse effect on our business, financial condition, and ability to market both systems as currently contemplated.

We may not be able to obtain or maintain patent protection for our products.

        Our success will depend, in large part, on our ability to develop patentable products, enforce our patents and obtain patent protection for our products both in the United States and in other countries. However, the patent positions of medical device companies, including Cambridge Heart, are generally uncertain and involve complex legal and factual questions. We can give no assurance that patents will issue from any patent applications we own or license or that, if patents do issue, the claims allowed will be sufficiently broad to protect our proprietary technology. In addition, any issued patents we own or license may be challenged, invalidated or circumvented, and the rights granted under issued patents may not provide us with competitive advantages. We also rely on unpatented trade secrets to protect our proprietary technology, and we can give no assurance that others will not independently develop or otherwise acquire substantially equivalent techniques, or otherwise gain access to our proprietary technology, or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology.

Others could claim that we infringe their intellectual property rights.

        Our commercial success will depend in part on our ability to avoid infringing patents issued to others and breaching the licenses upon which our products are based. We have licensed significant technology and patents from third parties, including patents and technology relating to Microvolt T-Wave Alternans licensed from The Massachusetts Institute of Technology. Our license of patents and patent applications impose various commercialization, sublicensing, insurance, royalty and other obligations on our part. If we fail to comply with these requirements, licenses could convert from being exclusive to nonexclusive in nature or could terminate.

We could become involved in litigation over intellectual property rights.

        The medical device industry has been characterized by extensive litigation regarding patents and other intellectual property rights. Litigation, which would likely result in substantial cost to us, may be necessary to enforce any patents issued or licensed to us and/or to determine the scope and validity of others' proprietary rights. In particular, our competitors and other third parties hold issued patents and we believe they also hold pending patent applications, which may result in claims of infringement against us or other patent litigation. We also may have to participate in interference proceedings declared by the United States Patent and Trademark Office to determine the priority of inventions, which could result in substantial cost to us. Furthermore, we may have to participate at substantial cost in International Trade Commission proceedings to abate importation of products, which may be competing unfairly with our products.

If we are not able to keep our trade secrets confidential, our technology and information may be used by others to compete against us.

        We rely on unpatented trade secrets to protect our proprietary technology. We can give no assurance that others will not independently develop or acquire substantially equivalent technologies or otherwise gain access to our proprietary technology or disclose such technology or that we can ultimately protect meaningful rights to such unpatented proprietary technology. We rely on confidentiality agreements with our collaborators, employees, advisors, vendors and consultants. We may not have adequate remedies for any breach by a party to these confidentiality agreements. Failure to obtain or maintain patent and trade secret protection, for any reason, could have a material adverse effect on us.

Risks Related To The Offering

Our stock price could be volatile, which could cause you to lose all or part of your investment.

        The stock market has, from time to time, experienced extreme price and volume fluctuations. The market prices of the securities of medical-device companies have been especially volatile, including fluctuations that are often unrelated to the operating performance of the affected companies. Broad market fluctuations of this type may adversely affect the market price of our common stock.

        The market price of our common stock has experienced, and may continue to be subject to volatility due to a variety of factors, including:

  •
  public announcements concerning us, our competitors or of the medical device industry;

  •
  fluctuations in operating results;

  •
  introductions of new products or services by us or our competitors;

  •
  changes in analysts' earnings estimates; and

  •
  announcements of technological innovations.

        In the past, companies that have experienced volatility in the market price of their stock have been the object of securities class action litigation. If we were the object of securities class action litigation, we could incur substantial costs and experience a diversion of our management's attention and resources and such securities class action litigation could have a material adverse effect on our business, financial condition and results of operations.

A third party could be prevented from acquiring your shares of stock at a premium to the market price because of our anti-takeover provisions.

        Various provisions of our certificate of incorporation, by-laws and Delaware law could make it more difficult for a third party to acquire us, even if doing so might be beneficial to you and our other stockholders.

The future sale of shares of our common stock may negatively affect our stock price.

        If our stockholders sell substantial amounts of our common stock, including shares issuable upon the conversion of the Series A Preferred Stock and upon the exercise of outstanding warrants and options, following this offering, the market price of our common stock could fall. These sales also might make it more difficult for us to sell equity securities in the future at a time and price that we deem appropriate.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus includes and incorporates forward-looking statements within the meaning of Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included or incorporated in this prospectus regarding our strategy, future operations, financial position, future revenues, projected costs, prospects, plans and objectives of management are forward-looking statements. The words "anticipates," "believes," "estimates," "expects," "intends," "may," "plans," "projects," "will," "would" and similar expressions are intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. We cannot guarantee that we actually will achieve the plans, intentions or expectations disclosed in our forward-looking statements and you should not place undue reliance on our forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements we make. We have included important factors in the cautionary statements included in this prospectus, particularly under the heading "Risk Factors," that we believe could cause actual results or events to differ materially from the forward-looking statements that we make. Our forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments we may make. We do not assume any obligation to update any forward-looking statements.

USE OF PROCEEDS

        We will not receive any proceeds from the sale of the shares offered pursuant to this prospectus. The selling stockholders will receive all of the proceeds from the sale of the shares of common stock offered by this prospectus.

        The selling stockholders will pay any expenses incurred by the selling stockholders for brokerage, accounting, tax or legal services or any other expenses incurred by the selling stockholders in disposing of the shares. We will bear all other costs, fees and expenses incurred in effecting the registration of the shares covered by this prospectus, including, without limitation, all registration and filing fees and fees and expenses of our counsel and our accountants.

DILUTION

        This offering is for sales of stock by our existing stockholder on a continuous or delayed basis in the future. Sales of common stock by such stockholder will not result in a change to the net tangible book value per share before and after the distribution of shares by the selling stockholder. There will be no change in net tangible book value per share attributable to cash payments made by purchasers of the shares being offered. Prospective investors should be aware, however, that the market price of our shares may not bear any rational relationship to net tangible book value per share.

SELLING STOCKHOLDERS

        The shares of common stock covered by this prospectus are issuable upon (i) the conversion of outstanding shares of Series A Convertible Preferred Stock we previously issued in a private placement on May 12, 2003 and (ii) the conversion of shares of Series A Convertible Preferred Stock issuable upon the exercise of warrants which were issued in the private placement. There are six tranches of warrants, which we call the short-term warrants, that expire in monthly intervals starting September 1, 2003 and warrants that expire January 1, 2009, which we call the long-term warrants. The following table sets forth, to our knowledge, certain information about the selling stockholders as of May 21, 2003.

        We do not know when or in what amounts the selling stockholders may offer shares for sale. The selling stockholders may not sell any or all of the shares offered by this prospectus. Because the selling stockholders may offer all or some of the shares pursuant to this offering, and because there are currently no agreements, arrangements or understandings with respect to the sale of any of the shares, we cannot estimate the number of shares that will be held by the selling stockholders after completion of the offering. For purposes of this table, however, we have assumed that, after completion of the offering, none of the shares covered by this prospectus will be held by the selling stockholders.

        Beneficial ownership is determined in accordance with the rules of the SEC, and includes voting or investment power with respect to shares. Shares of common stock issuable upon the conversion of Series A Preferred Stock or upon the exercise of warrants and/or stock options that are exercisable within 60 days after May 21, 2003 are deemed outstanding for computing the percentage ownership of the person holding the Series A Preferred Stock, warrants and/or options but are not deemed outstanding for computing the percentage ownership of any other person. Unless otherwise indicated below, to our knowledge, all persons named in the table have sole voting and investment power with respect to their shares of common stock, except to the extent authority is shared by spouses under applicable law. The inclusion of any shares in this table does not constitute an admission of beneficial ownership for the persons named below.

	Shares of Common Stock Beneficially Owned Prior to Offering				Shares of Common Stock to be Beneficially Owned After Offering
				Number of Shares of Common Stock Being Offered
Name of Selling Stockholder(1)
	Number		Percentage		Number	Percentage
Robert P. Khederian	5,748,890	(2)	23.8%	4,397,042	1,335,181	6.8%
Medtronic, Inc.	4,173,321	(3)	17.8%	3,823,521	349,800	1.8%
AFB Fund, LLC(4)	4,251,069	(5)	18.1%	3,823,469	427,600	2.2%
T-Wave Investors, L.P.	3,895,194	(6)	16.6%	3,823,469	71,725	*
Leaf Offshore Investment Fund Ltd.	3,153,700	(7)	14.6%	1,911,728	1,241,972	6.3%
ProMed Partners, L.P.	1,964,548	(8)	9.2%	1,624,948	339,600	1.7%
The Tail Wind Fund Ltd.	1,943,357	(9)	9.9%	1,544,088	1,612,759	8.0%
Blumberg Life Sciences Fund L.P.(4)	1,009,970	(10)	4.9%	1,009,970	0	0%
Brian Trumbore	955,864	(11)	4.6%	955,864	0	0%
David C. Poole	1,404,264	(12)	6.8%	955,864	448,400	2.3%
David B. Musket	1,080,143	(13)	5.3%	573,443	506,700	2.6%
ProMed Offshore Fund, Ltd.	337,263	(14)	1.7%	286,663	50,600	*
Eric Hecht	191,139	(15)	1.0%	191,139	0	0%
J. Leighton Read, M.D.	191,139	(16)	1.0%	191,139	0	0%
Blumberg Life Sciences Fund Ltd(4)	136,929	(16)	*	136,929	0	0%

*
Less than one percent.

(1)
The term "selling stockholder" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from a selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer.

(2)
Includes 1,352,936 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 2,435,285 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 608,821 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(3)
Includes 2,941,172 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock and 882,349 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants. Also includes 349,800 shares of common stock held by Medtronic International, Ltd. as of May 21, 2003.

(4)
As described in a Schedule 13D filed with the Securities and Exchange Commission on June 9, 2003, the AFB Fund, LLC ("AFB"), the Blumberg Life Sciences Fund L.P. ("BLSF"), the Blumberg Life Sciences Fund Ltd ("BLS"), Blumberg Capital Management, L.L.C. ("BCM"), Blumberg Capital Advisors, L.L.C.("BCA"), Laurence J. Blumberg and Louis Blumberg may be deemed to beneficially own 5,714,468 shares of common stock (22.9% of the shares of common stock outstanding on May 21, 2003) by virtue of the fact that Messrs. Blumberg, BCM, BCA, BLSF, BLS and AFB may be deemed to be a group for purposes of the filing of the Schedule 13D. Laurence J. Blumberg, through his position as managing member of BCM and BCA, is deemed to be the beneficial owner of the 1,009,970 common shares beneficially owned by BLSF and the 136,929 common shares beneficially owned by BLS. Laurence J. Blumberg also may be deemed to have beneficial ownership over the 316,500 shares that he holds personally. BCM, the investment manager of BLSF and BLS, may be deemed to beneficially own the 1,009,970 common shares and 136,929 common shares beneficially owned by such entities, respectively. BCA, the general partner of BLSF, may be deemed to beneficially own the 1,009,970 common shares beneficially owned by BLSF. Louis Blumberg is deemed to beneficially own the 4,251,069 common shares beneficially owned by AFB by virtue of his role as managing member of AFB.

(5)
Includes 1,176,461 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 2,117,610 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 529,398 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(6)
Includes 1,176,461 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 2,117,610 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 529,398 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants. Wardenclyffe LLC and Louis Perlman share voting and investment power with respect to these shares.

(7)
Includes 588,224 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 1,058,803 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 264,701 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants. Includes 1,241,972 shares of common stock held by S Squared Technology Corp., an affiliate of Leaf Offshore Investment Fund Ltd.

(8)
Includes 499,993 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 899,968 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 224,987 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(9)
Subject to the ownership limits described below, The Tail Wind Fund, Ltd. owns a total of 3,156,847 shares of common stock, which includes (i) 1,022,870 shares held by Tail Wind, (ii) 589,889 shares for which warrants previously issued are exercisable, (iii) 882,336 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 661,752 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants. In accordance with Rule 13d-4 under the Securities Exchange Act of 1934, as amended, because the number of shares for which the warrants issued in December 2001 are exercisable is limited, pursuant to the terms of the warrants, and because the number of shares of common stock which may be acquired by The Tail Wind Fund Ltd. upon conversion of the Series A Preferred Stock is limited, pursuant to the Certificate of Designations, to that number of shares which would result in The Tail Wind Fund, Ltd. having beneficial ownership of 9.9% of the total number of the outstanding shares of common stock, The Tail Wind Fund, Ltd. disclaims beneficial ownership of any and all shares which would cause its beneficial ownership to exceed this 9.9% limitation. Therefore, based upon 19,629,869 shares of common stock outstanding as of May 21, 2003, The Tail Wind Fund, Ltd. beneficially owns 1,943,357 shares and disclaims beneficial ownership of 1,213,490 shares.

(10)
Includes 310,778 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 559,361 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 139,831 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(11)
Includes 294,112 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 529,402 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 132,350 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(12)
Includes 294,112 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 529,402 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 132,350 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(13)
Includes 176,462 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 317,593 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 79,388 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(14)
Includes 88,231 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 158,757 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 39,675 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(15)
Includes 58,812 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 105,862 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 26,465 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(16)
Includes 58,812 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 105,862 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 26,465 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

(17)
Includes 42,159 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock, 75,828 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which are currently exercisable and 18,942 shares of common stock issuable within 60 days after May 21, 2003 upon the conversion of shares of Series A Preferred Stock issuable upon exercise of warrants which will become exercisable following the exercise of short-term warrants.

        Mr. Khederian is a member of our board of directors. Mr. Perlman, a member of our board of directors, is the beneficial owner of 29% of the shares and warrants held by T-Wave Investors, L.P. None of the other selling stockholders has held any position or office with, or otherwise had a material relationship with, us in the past three years.

MARKET PRICE OF COMMON STOCK AND DIVIDEND POLICY

        Our common stock has been quoted on OTC Bulletin Board under the symbol "CAMH" since May 8, 2003. From November 19, 2002 through May 7, 2003, our common stock was quoted on the The Nasdaq SmallCap Market. From August 2, 1996 the day on which trading in our common stock commenced through November 18, 2002, our common stock was quoted on the The Nasdaq National Market. The following table sets out the high and low bid prices of our common stock for the two most recent fiscal years.

	High	Low
Fiscal Year Ended December 31, 2001
First Quarter ended March 31, 2001	$4.50	$2.00
Second Quarter ended June 30, 2001	$3.37	$1.78
Third Quarter ended September 30, 2001	$3.47	$1.40
Fourth Quarter ended December 31, 2001	$3.00	$1.00
Fiscal Year Ended December 31, 2002
First Quarter ended March 31, 2002	$3.05	$1.36
Second Quarter ended June 30, 2002	$1.74	$0.75
Third Quarter ended September 30, 2002	$1.30	$0.42
Fourth Quarter ended December 31, 2002	$0.77	$0.40
Fiscal Year Ending December 31, 2003
First Quarter ended March 31, 2003	$0.59	$0.30

        On June 10, 2003, the last reported sale price of our common stock on the OTC Bulletin Board was $0.60 per share. As of the close of business on May 27, 2003, we had 137 holders of record of our common stock.

        We have not paid and do not intend to pay cash dividends on our common stock. We currently intend to reinvest earnings, if any, in the development and expansion of our business. The declaration of dividends in the future will be at the election of our board of directors and will depend upon our earnings, capital requirements and financial position, general economic conditions and other relevant factors. Under the terms of our loan agreement with Silicon Valley Bank, we are prohibited from paying dividends without their prior consent.

SELECTED CONSOLIDATED FINANCIAL DATA

        The following selected consolidated financial data should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations" and our financial statements and the related notes included elsewhere in this prospectus. The selected consolidated statement of operations data for the years ended December 31, 1998 and 1999 and the selected consolidated balance sheet data as of December 31, 1998, 1999 and 2000 are derived from our audited financial statements not included elsewhere in this prospectus.

	Year Ended December 31,					Three Months Ended March 31,
	1998	1999	2000	2001	2002	2002	2003
	(in thousands of dollars, except per share amounts)
Statement of Operations Data:
Revenue	$2,097	$2,136	$1,910	$3,112	$4,307	$909	$1,104
Cost of goods sold	1,848	2,007	1,879	2,431	3,061	697	711

Gross profit (loss)	249	129	31	681	1,246	212	393

Costs and expenses:
Research and development	3,595	2,850	2,694	1,845	1,388	369	221
Selling, general and administrative	3,753	4,945	5,509	5,702	5,868	1,491	1,415

Total costs and expenses	7,348	7,795	8,203	7,547	7,256	1,890	1,636

Loss from operations	(7,099)	(7,666)	(8,172)	(6,866)	(6,010)	(1,648)	(1,243)
Interest income	562	331	585	413	104	38	5
Interest expense	—	—	(12)	(13)	(17)	6	6
Net loss	$(6,537)	$(7,335)	$(7,599)	$(6,466)	$(5,923)	$(1,615)	$(1,244)

Net loss per share—basic and diluted	$(0.61)	$(0.61)	$(0.50)	$(0.37)	$(0.30)	$(0.08)	$(0.06)

Weighted average shares outstanding—basic and diluted	10,746,844	11,933,261	15,331,565	17,340,789	19,450,062	19,366,794	19,503,340

	December 31,					March 31,
	1998	1999	2000	2001	2002	2003
	(in thousands)
Balance Sheet Data:
Cash, cash equivalents and marketable securities	$6,490	$9,176	$11,455	$8,738	$3,093	$1,534
Working capital	6,761	8,950	11,258	8,669	3,152	2,055
Long term debt	0	0	0	101	6	5
Total assets	8,715	11,454	13,975	11,900	6,189	4,156
Total liabilities	902	1,404	1,293	1,981	2,032	1,243
Accumulated deficit	(21,700)	(29,036)	(36,635)	(43,102)	(49,024)	(50,268)
Stockholders' equity	7,813	10,049	12,682	9,918	4,156	2,913
Dividends—None

MANAGEMENT'S DISCUSSION AND ANALYSIS OF
FINANCIAL CONDITION AND RESULTS OF OPERATIONS

        The following discussion and analysis of our financial condition and results of operations should be read with "Selected Consolidated Financial Data" and our consolidated financial statements and notes included elsewhere in this prospectus.

Overview

        We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing the key problem of identification of those at risk of sudden cardiac death. Our proprietary technology and products are the only diagnostic tools approved by the U.S. Food and Drug Administration to non-invasively measure microvolt levels of T-Wave Alternans, an extremely subtle beat-to-beat fluctuation in a patient's heartbeat and proven to be predictive of an individual's risk of sudden cardiac death.

        Our Microvolt T-Wave Alternans Test is performed using our primary products, the Heartwave System and our single use Micro-V Alternans Sensors. We sell both products in the U.S. through our 15 person direct sales force and through independent distributors outside the U.S. There are approximately 220 Heartwave units that have been sold in the U.S. since the product was introduced at the end of Fiscal year 2000. Profitability for our business requires that we are successful in our efforts to expand the installed base of our Heartwave units and continually increase the number of Microvolt T-Wave Alternans Tests being performed in order to increase the usage of our Micro-V Alternans Sensors. To be successful in our efforts, we must use the help of established strategic partners to gain access to our primary customer, the clinical cardiologist, to inform them of the large amount of clinical data that has been presented and published on the value and importance of Microvolt T-Wave Alternans to their patients.

        On May 12, 2003, we entered into an agreement for the sale of up to $6.5 million of Series A Convertible Preferred Stock to Medtronic, Inc. and a group of private investors. Under the terms of the financing, we issued and sold 696,825 shares of Series A Convertible Preferred Stock at a purchase price of $4.42 per share, or an aggregate of approximately $3.1 million. Each share of the preferred stock is convertible into 13 shares of our common stock. The conversion price of the preferred stock is subject to adjustments in certain circumstances. As part of the financing, we issued to the investors, other than Medtronic, short-term warrants exercisable for a total of 705,852 shares of the preferred stock. There are six tranches of the short-term warrants that expire in monthly intervals starting September 1, 2003. The exercise price of these warrants is the lower of $4.42 or 13 times the 20 day average closing price of our common stock prior to the date of expiration. We also issued to both Medtronic and the private investors long-term warrants exercisable for 30% of the total number of shares of preferred stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic's long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. In connection with this financing and in order to address certain payment obligations in existing agreements with The Tail Wind Fund Ltd., we issued to Tail Wind short-term warrants exercisable for 67,872 shares of the preferred stock and a long-term warrant exercisable for 75% of the total number of shares of the preferred stock purchased through the exercise of Tail Wind's short-term warrants. The exercise prices and the expiration dates of Tail Wind's warrants are consistent with the warrants issued to the other private investors. We are obligated to file a registration statement with the Securities and Exchange Commission registering all of the shares of common stock issuable upon conversion of the preferred stock and upon exercise of all of the warrants.

        At the Late Breaking Clinical Trials Session at the annual meeting of the American College of Cardiology held in March, Dr. Daniel Bloomfield, Irving Assistant Professor of Medicine, Columbia University, presented the results of a large, NIH funded, multi-center trial which demonstrate that Microvolt T-Wave Alternans, or MTWA, is strongly associated with an increased risk of dying, while patients with a negative MTWA test result have an extremely low risk of death. Dr. Bloomfield's results also demonstrate that patients meeting Madit II criteria (previous heart attack and poor pumping efficiency measured by an ejection fraction less than 0.30%) are also at extremely low risk of sudden cardiac death, or SCD, if they test negative for MTWA. The study enrolled 590 Congestive Heart Failure patients with an average of two years of follow-up who had an ejection fraction less than 40%. Patients enrolled in the study had no prior arrhythmic events. Of the 542 patients included in the analysis 34% tested negative and 66% tested not negative (positive and indeterminate) for MTWA. Only one patient who tested negative for MTWA died while a total of 20 deaths were reported in the study. Further analysis showed that patients testing positive for MTWA were approximately 10 times more likely to have a cardiac arrest or to become a victim of SCD than patients who had a negative test. Dr. Bloomfield also reported on a Madit II subgroup of patients enrolled within the study. In this subgroup of patients not one patient who tested negative for MTWA died. The original Madit II trial indicated the patients meeting the Madit II criteria obtained a mortality benefit from implantable defibrillator, or ICD, therapy. Dr. Bloomfield's study suggests that Madit II patients who test MTWA negative may not benefit from an ICD, and that the remaining Madit II patients may obtain an increased mortality benefit from ICD therapy.

        The MASTER study, which is being conducted in conjunction with Medtronic, Inc. is continuing to progress. This important 1,800 patient study and registry is scheduled to begin to enroll patients in the second half of 2003. The three principal investigators have now been selected and the study protocol is nearing completion. Nominations for the 50 study sites, most of whom are not current Microvolt T-Wave Alternans users, have been received and are being evaluated. This study should allow us to introduce new customers to the benefits of utilizing Microvolt T-Wave Alternans as a tool to better identify which of their patients are at possible risk of dying suddenly.

        We voluntarily delisted our common stock from The Nasdaq SmallCap Market at the close of business on May 7, 2003 because we failed to regain compliance with the $1.00 per share minimum bid price requirement for continued listing on The Nasdaq SmallCap Market under Nasdaq Marketplace Rule 4310(c)(4). On May 8, 2003, our common stock commenced trading on the National Association of Securities Dealers' OTC Bulletin Board under the trading symbol CAMH.

        In March 2003, The Centers for Medicare and Medicaid Services, or CMS, increased the reimbursement for Medicare claims filed using the Current Procedural Terminology code for a Microvolt T-Wave Alternans (MTWA) Test from approximately $267.00 to $426.00.

Application of Critical Accounting Estimates

        The preparation of financial statements requires us to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, we evaluate our estimates, including those related to incentive compensation, product returns, bad debts allowances, inventory valuation, investments, intangible assets, income taxes, financing operations, warranty obligations, and contingencies and litigation. We base our estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

        We believe the following critical accounting estimates affect our more significant judgments and estimates used in the preparation of our financial statements.

  Allowance for Doubtful Accounts

        We maintain allowances for doubtful accounts for estimated losses resulting from the non-payment of outstanding amounts due to us from our customers. Our estimate of $44,009 represents 57% of the total unpaid balance in excess of 90 days past the due date. Our actual experience of customer receivables written off for the period ending March 31, 2003 is immaterial. Accordingly, we believe we have adequate allowances for doubtful accounts, however, additional write-offs may be necessary if future results significantly differ from our expectations.

  Inventory Valuation

        We write down our inventory for estimated obsolescence or unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based upon assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected by management, additional inventory write-downs may be required that could materially affect our results.

  Capitalized Software

        The cost of consultants utilized in the development of new features and functionality of our Microvolt T-Wave Alternans software is capitalized as incurred and amortized on a straight-line basis over its estimated life upon release to the market. The estimated life used for the amortization of the costs is three years. At each balance sheet date, these costs are evaluated for impairment by comparing the net realizable value of the product containing the software to the unamortized capitalized cost of that software. The amount by which the unamortized capitalized cost of the software exceeds this net realizable value, if any, is written off. As of March 31, 2003 no such write-offs have been made. The net realizable value is determined as the estimated future gross revenues from that product containing the software reduced by the estimated future costs of completing and disposing of that product. If no future revenues were achieved, then we would be required to write off the balance of the unamortized software costs, which was $343,869 at March 31, 2003.

  Product Warranty

        We warrant all of our non-disposable products as to compliance with their specifications and that the products are free from defects in material and workmanship for a period of 12 months from the date of delivery. We maintain a reserve for the estimated costs of potential future repair of our products during this warranty period. The amount of reserve is based on our actual return and repair cost experience. If the rate and cost of future warranty activities materially differs from our historical experience, additional costs would have to be reserved that could materially effect our results.

Results of Operations

  Revenues:

	Three Months Ended March 31,
	2002	% of Total	2003	% of Total	% Change
Alternans Products:
U. S. (core business)	$616,257	68%	$699,979	63%	14%
Europe	25,760	3%	23,343	2%	(9%)
Asia/Pacific	23,640	3%	6,400	1%	(73%)
Rest of World	—	0%	11,800	1%	100%

Total	665,657	74%	741,522	67%	11%

All Other Products:
U.S.	194,700	21%	300,513	27%	54%
Europe	37,756	4%	39,246	4%	4%
Asia/Pacific	10,610	1%	22,294	2%	110%
Rest of World	—	0%	—	0%	0%

Total	243,066	26%	362,053	33%	49%

Total Revenues	$908,723	100%	$1,103,575	100%	21%

  Three Month Periods ended March 31, 2002 and 2003

        Total revenue for the three month periods ended March 31, 2002 and 2003 was $908,723 and $1,103,575, respectively, an increase of 21%. During the three months ended March 31, 2003, revenue from our core business, which consists of our Heartwave and Micro-V Alternans Sensors sold by our U.S. sales force and other Alternans Products sold through our distribution partners, increased 14% over the same period in 2002, and represented 63% of total revenue for the quarter compared to 68% of total revenue for the three months ended March 31, 2002. The average selling prices of our Heartwave units increased 6% for the three month period ended March 31, 2003 compared to the same period in 2002, while the average price of our Micro-V Alternans Sensors increased 16%. The remainder of the increase resulted from growth in units sold. Revenue from the sale of disposable Micro-V Alternans Sensors accounted for 40% of our core business revenue for the three month period ended March 31, 2003 compared to 31% for the same period in 2002. The increase is the result of the increased number of installed Heartwave Systems in the U.S. Revenue from the sale of Heartwave and other Alternans Products accounted for the balance of our core business revenue.

        During the three months ended March 31, 2002 and 2003, revenue from the sale of our CH 2000 stress test system in the U.S. was $194,700 and $300,513, respectively, an increase of 54%. Growth in the volume of units sold accounted for all of this increase. Revenue from the sale of these products accounted for 27% of our total revenue during the three months ended March 31, 2003 compared to 21% of our total revenue during the same period in 2002.

        Gross profit for the three month periods ended March 31, 2002 and 2003 was 23% and 36% of revenue, respectively. The majority of the increase in the margin percentage to sales reflects the effect of the increase in average selling prices together with the effect of lower labor and overhead costs in manufacturing.

        Research and development expenses decreased from $368,909 for the three month period ended March 31, 2002 to $220,931 for the three month period ended March 31, 2003, a decrease of 40%. Lower expenditures for the three month period ended March 31, 2003, reflect the impact of the reallocation and transfer of resources away from the development of new products to the development and design of enhancements to our existing MTWA technology and products to maximize their functionality and ease of use. We expect research and development expenses to be consistent with this level of spending for the balance of 2003.

        Selling, general and administrative expenses decreased from $1,490,704 for the three month period ended March 31, 2002 to $1,415,161 for the three month period ended March 31, 2003, a decrease of 5%. The decrease represents the impact of reduced marketing and administrative expenditures. We anticipate that the run rate of these costs will increase modestly in the balance of 2003, reflecting anticipated increased sales volume.

        Interest income was $38,142 for the three month period ended March 31, 2002, compared to $5,191 for the three month period ended March 31, 2003. The decrease is primarily a result of a $5.7 million decrease in invested cash during the three month period ended March 31, 2003 compared to the three month period ended March 31, 2002. Interest expense was $5,842 and $5,691 for the three month periods ended March 31, 2002 and March 31, 2003, respectively. Interest expense is related to the borrowing on our credit line with Silicon Valley Bank.

Liquidity and Capital Resources

        As of March 31, 2003, we had cash, cash equivalents and marketable securities of $1,531,930. During the three month period ended March 31, 2003, our cash, cash equivalents and marketable securities decreased by $1,560,482, or 50%, consistent with our net loss for the three month period ended March 31, 2003 of $1,243,683 in addition to a $316,045 decrease in our borrowings against our credit facility for the three month period ended March 31, 2003.

        On May 12, 2003, we entered into an agreement for the sale of up to $6.5 million of Series A Convertible Preferred Stock to Medtronic, Inc. and a group of private investors. Under the terms of the financing, we issued and sold 696,825 shares of Series A Convertible Preferred Stock at a purchase price of $4.42 per share, or an aggregate of approximately $3.1 million. Each share of the preferred stock is convertible into 13 shares of our common stock. The conversion price of the preferred stock is subject to adjustments in certain circumstances. As part of the financing, we issued to the investors, other than Medtronic, short-term warrants exercisable for a total of 705,852 shares of the preferred stock. There are six tranches of the short-term warrants that expire in monthly intervals starting September 1, 2003. The exercise price of these warrants is the lower of $4.42 or 13 times the 20 day average closing price of our common stock prior to the date of expiration. We also issued to both Medtronic and the private investors long-term warrants exercisable for 30% of the total number of shares of preferred stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic's long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. In connection with this financing and in order to address certain payment obligations in existing agreements with The Tail Wind Fund Ltd., we issued to Tail Wind short-term warrants exercisable for 67,872 shares of the preferred stock and a long-term warrant exercisable for 75% of the total number of shares of the preferred stock purchased through the exercise of Tail Wind's short-term warrants. The exercise prices and the expiration dates of Tail Wind's warrants are consistent with the warrants issued to the other private investors. The holders of all of the warrants described above are not obligated to exercise all or any portion of those warrants, and there can be no assurance that we will receive any additional funds from the exercise of any of these warrants.

        As of March 31, 2003, the amount of available balance utilized to finance capital equipment and accounts receivable under the terms of our Loan and Security Agreement with Silicon Valley Bank was $486,984. On April 4, 2003, we received notice from Silicon Valley Bank that we were in default under our Loan and Security Agreement dated September 26, 2002 as a result of a "material adverse change in our business, operations or condition." This notification was provided to us by the bank as a result of the report of our independent accountants on the completion of their audit of our financial statements for the year ended December 31, 2002, in which they expressed substantial doubt about our ability to continue as a going concern. Silicon Valley Bank advised us that this notification of an event of default would not result in the termination of our Loan and Security Agreement. On May 8, 2003, we entered into a Loan Modification Agreement with Silicon Valley Bank that updates selected financial covenants in the original Loan and Security Agreement and includes a waiver of the April 4, 2003 Event of Default conditioned on our completion of the above described financing. As a result of this waiver, we are able to continue our normal utilization of the $1.2 million credit facility. There can be no assurance that Silicon Valley Bank will renew our line of credit when the current line expires in September 2003.

        We anticipate the additional $3.1 million of cash received as a result of the sale of shares of our Series A Convertible Preferred Stock on May 12, 2003 will provide sufficient cash resources to fund the Company through the first quarter of fiscal 2004. The additional $3.4 million from the exercise of 100% of the short term warrants issued to the investors as part of the financing would provide sufficient additional cash resources to fund the Company for the foreseeable future. The holders of the warrants described above are not obligated to exercise all or any portion of those warrants, and there can be no assurance that we will receive any additional funds from the exercise of any of theses warrants.

        Inventory decreased $129,573 from $667,889 for the three month period ended December 31, 2002 to $538,316 for the three month period ended March 31, 2003. This decrease is the result of improved inventory management programs which allowed for lower inventory purchases during the three months ended March 31, 2003.

        There were no significant fixed asset additions for the three month period ended March 31, 2003. As of March 31, 2003, we had fixed assets with a net book value of $388,367. We do not expect capital expenditures to exceed an aggregate of $500,000 through the end of fiscal 2003.

        Under the terms of certain license, consulting and technology agreements, we are required to pay royalties on sales of our products. Minimum license maintenance fees under the license agreement, which can be credited against royalties otherwise payable for each year, are $10,000 per year through 2007. We are committed to pay an aggregate of $40,000 of such minimum license maintenance fees subsequent to March 31, 2003 as the technology is used.

Contractual Obligations and Commercial Commitments

        Our major contractual obligations are included in the table below. There are no major commercial commitments as of March 31, 2003.

	Payments Due by Period
Contractual Obligations	Total	Less than 1 Year	1-3 Years	3-5 Years	More Than 5 years
Short-Term Debt Obligations	$486,984	$433,762	$53,222	$—	$—
Capital Lease Obligations	$7,361	$2,103	$2,103	$2,103	$1,052
Operating Lease Obligations	$222,955	$188,789	$15,872	$13,901	$4,393
Purchase Obligations	$40,000	$10,000	$30,000	$—	$—
Other Long-Term Liabilities Reflected on the Registrant's Balance Sheet Under GAAP	$—	$—	$—	$—	$—
Total	$757,300	$634,654	$101,197	$16,004	$5,445

QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

        We own financial instruments that are sensitive to market risk as part of our investment portfolio. The investment portfolio is used to preserve our capital until it is used to fund operations, including research and development activities. None of these market-risk sensitive instruments are held for trading purposes. We invest our cash primarily in money market mutual funds and U.S. government and other investment grade debt securities. We evaluate these investments quarterly to determine the fair value of the portfolio. Our investment portfolio includes only marketable securities with active secondary or resale markets to help assure liquidity. We have implemented policies regarding the amount and credit ratings of investments. Due to the conservative nature of these policies, we do not believe our portfolio has a material exposure due to market risk.

        See Note 2 to our Unaudited Condensed Financial Statements for a description of our other financial instruments. We carry the amounts reflected in the balance sheet of cash and cash equivalents, trade receivables, trade payables, and line of credit at fair value at March 31, 2003 due to the short maturities of these instruments.

        We have not had any material exposure to factors such as changes in foreign currency exchange rates or weak economic conditions in foreign markets. As our sales are made in U.S. dollars, a strengthening of the U.S. dollar could cause our products to be less attractive in foreign markets.

BUSINESS

Company Overview

        We are engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. Using innovative technologies, we are addressing a key problem in cardiac diagnosis—the identification of those at risk of sudden cardiac arrest. Our products incorporate our proprietary technology, Microvolt T-Wave Alternans, and are the only diagnostic tools cleared by the U.S. Food and Drug Administration, which we call the FDA, to non-invasively measure Microvolt levels of T-Wave Alternans, an extremely subtle beat-to-beat fluctuation in a patient's heartbeat. The use of our products and technology in the performance of a Microvolt T-Wave Alternans Test can detect these tiny heartbeat variations, measured down to one millionth of a volt, in patients whose heart rate has been elevated by exercise, pharmacologic agents or pacing through the use of our proprietary sensors which are placed on the patient's chest. Published clinical data in a broad range of patients has shown that patients with symptoms of or at risk of life threatening arrhythmia who test positive for Microvolt T-Wave Alternans are at increased risk for subsequent sudden cardiac events including sudden death, while those who test negative are at minimal risk. This data has consistently shown that our Microvolt T-Wave Alternans technology is the only non-invasive test comparable or superior to the invasive "gold standard" electrophysiology study in the prediction of sudden death. Sudden cardiac arrest accounts for approximately one-third of all cardiac deaths, or over 300,000 deaths, in the United States each year, and is the leading cause of death in people over the ages of 45.

        All of our products, including our Heartwave, CH 2000 and Micro-V Alternans Sensors, have received 510(k) clearance from the FDA for sale in the United States and all have received the CE mark for sale in Europe. Our CH 2000 and Micro-V Alternans Sensors, have been approved for sale by the Ministry of Health in Japan. Our 510(k) clearance allows our Microvolt T-Wave Alternans Test to be used to test anyone with known, suspected, or at risk of ventricular tachyarrhythmia and/or sudden cardiac death and allows the claim that our Microvolt T-Wave Alternans Test is predictive of those events.

        We are engaged principally in one industry segment. Additional information regarding our operating segment is presented in the Management's Discussion and Analysis of Financial Condition and Results of Operations contained in this prospectus, and financial information is provided in the Financial Statements contained in this prospectus.

        Cambridge Heart was incorporated in Delaware in 1990. Our executive offices are located at 1 Oak Park Drive, Bedford, Massachusetts 01730. We maintain a website with the address www.cambridgeheart.com. We are not including the information contained on our website as a part of, or incorporating it by reference into, this prospectus.

Principal Products and Applications

  The Heartwave

        Our Heartwave System is used to perform a Microvolt T-Wave Alternans Test. A Microvolt T-Wave Alternans Test requires an elevated heart rate to provide an accurate result. The required heart rate is typically achieved utilizing exercise as performed in a standard stress test. The heart rate can also be elevated through the use of pharmaceuticals or pacing the patient either through use of a pacemaker or electrode catheters used during an electrophysiologic study.

        The Heartwave System can be used in conjunction with virtually all manufacturer's stress test systems to elevate the heart rate. The Microvolt T-Wave Alternans Test can be performed in conjunction with a standard exercise stress test or as a stand alone diagnostic procedure. The necessary signals are acquired by the Micro-V Alternans Sensors placed at designated locations on the patient's chest and analyzed by the Heartwave processor using our proprietary Analytic Spectral Method of measuring microvolt levels of alternans.

        The Heartwave System is portable and includes:

  •
  a Pentium processor that provides almost real-time alternans computations and storage of the 10 most recent tests;

  •
  a LCD touch screen that controls the operation of the processor, displays key test parameters and is the means of entering patient information;

  •
  a digital ECG amplifier that, working in concert with our Micro-V Alternans Sensors, makes alternans measurements possible to levels below one microvolt;

  •
  a desk jet printer capable of providing printed trend reports with guided interpretation for quick, accurate analysis.

  The CH 2000

        Our CH 2000 is a diagnostic system designed to support a broad range of standard and physician-customized protocols for the conduct and measurement of cardiac stress tests. When properly upgraded to activate our Microvolt T-Wave Alternans technology, it is also able to perform a Microvolt T-Wave Alternans Test. It is capable of controlling both treadmill and bicycle ergometers and is well suited for standard, nuclear or echocardiogram stress tests. The CH 2000 is compatible with standard electrodes for routine stress tests and our Micro-V Alternans Sensors for a Microvolt T-Wave Alternans Test.

Clinical Studies

        Over the years, various studies have shown Microvolt T-Wave Alternans to be an effective diagnostic tool for the identification of patients at risk of sudden death and life-threatening ventricular arrhythmias. Additionally, a negative result from a Microvolt T-Wave Alternans Test has been demonstrated to be a strong indication that the patient is at very low risk of ventricular tachyarrhythmia or sudden death, which we sometimes refer to as a sudden cardiac event. Clinical studies conducted on several thousand patients in most of the major high risk cardiac populations have shown that a positive result from a Microvolt T-Wave Alternans Test is at least as accurate a predictor of a future cardiac event as the current "gold standard" invasive electrophysiology study. These studies have also shown that patients testing negative for Microvolt T-Wave Alternans are at very low risk of dying suddenly from a cardiac event. These studies have been published in a variety of peer reviewed journals such as the New England Journal of Medicine, Journal of Cardiovascular Electrophysiology, Journal of the American College of Cardiology, and The Lancet.

        Sudden cardiac death received an increased amount of attention during 2002 as the result of published data from the Guidant Corporation sponsored Madit II clinical study. This study, published in the New England Journal of Medicine, demonstrated that prophylactic placement of an implantable cardioverter defibrillator, which we call an ICD, in patients with a previous heart attack and poor pumping function (left ventricular ejection fraction of 30% or less), which we call Madit II type patients, resulted in a 5.6 percentage point reduction in mortality, as compared to standard drug therapy. The addition of Madit II type patients to the currently approved population of ICD candidates has the potential of substantially increasing the number of ICD implant procedures performed in the U.S. each year. Since publication of the data, concern has been expressed about the potential morbidity and cost that would be associated with widespread ICD implantation in Madit II type patients. Consequently, many experts have emphasized the importance of finding risk stratification methods that can identify which of the Madit II type patients would most benefit from ICD therapy. Microvolt T-Wave Alternans testing, with its high negative predictive value, can play an important role in helping referring cardiologists to identify which of these patients is at low risk of dying suddenly and would therefore receive no benefit from ICD therapy.

        In June 2002, Dr. Stephan Hohnloser, Director of Electrophysiology at J.W. Goethe University, Frankfurt, Germany presented clinical data demonstrating that Madit II type patients who tested negative for Microvolt T-Wave Alternans are at very low risk of dying suddenly from a cardiac event. In his presentation at the Cardiostim meeting in Nice, France, Dr. Hohnloser presented data on 120 Madit II type patients drawn from two previously published prospective clinical trials involving 957 patients. Microvolt T-Wave Alternans testing successfully identified a subgroup of Madit II type patients at low risk of dying suddenly and therefore would receive no benefit from ICD therapy. Dr. Hohnloser also concluded that Madit II type patients who do not test negative for Microvolt T-Wave Alternans would be expected to have a greater mortality benefit from ICD therapy than that reported in the original Madit II study.

        In a presentation before the Medicare Coverage Advisory Committee in February 2003, Dr. Theodore Chow of the Ohio Heart Health Center, Cincinnati, Ohio presented data from a large Microvolt T-Wave Alternans study conducted in his practice in which a subgroup of 193 Madit II type patients underwent testing for Microvolt T-Wave Alternans. These patients were followed for an average of one year after testing. Dr. Chow reported that of the 57 patients that tested negative for Microvolt T-Wave Alternans only one individual had a sudden cardiac event within the follow-up period. Dr. Chow concluded that Madit II type patients who test negative for Microvolt T-Wave Alternans are at low risk of sudden cardiac death and should therefore be treated conservatively, while Madit II type patients that do not test negative should either receive an electrophysiology study or proceed directly to ICD therapy.

        We will be participating in the Microvolt T-Wave Alternans Testing for Risk Stratification of Post MI Patients clinical, which, sponsored by Medtronic, Inc., is scheduled to begin in the first half of 2003. The purpose of the study will be to show that Madit II type patients with a negative Microvolt T-Wave Alternans Test result are at a lower risk of dying suddenly and do not require ICD therapy in the near term. Additionally, the study is intended to demonstrate that a non negative test result is a "call to action" for the cardiologist to refer these patients for further testing and ICD therapy. We expect that the Study will enroll 600 patients that meet Madit II criteria (previous heart attack survivors with a poor heart pumping function). The Study will take place at up to 50 leading medical centers in the U.S. An additional 1,200 patients with slightly better pumping function (ejection fraction of 30% to 40%) will be evaluated in a related registry. Results of the Study are expected to be available in late 2005.

        At the Late Breaking Clinical Trials Session of the annual meeting of the American College of Cardiology held in March, Dr. Daniel Bloomfield, Irving Assistant Professor of Medicine, Columbia University, presented the results of a large, NIH funded, multi-center trial which demonstrate that Microvolt T-Wave Alternans, or MTWA, is strongly associated with an increased risk of dying, while patients with a negative MTWA test result have an extremely low risk of death. Dr. Bloomfield's results also demonstrate that patients meeting Madit II criteria (previous heart attack and poor pumping efficiency measured by an ejection fraction less than 0.30%) are also at extremely low risk of sudden cardiac death, or SCD, if they test negative for MTWA. The study enrolled 590 congestive heart failure patients with an average of two years of follow-up who had an ejection fraction less than 40%. Patients enrolled in the study had no prior arrhythmic events. Of the 542 patients included in the analysis 34% tested negative and 66% tested not negative (positive and indeterminate) for MTWA. Only one patient who tested negative for MTWA died while a total of 20 deaths were reported in the study. Further analysis showed that patients testing positive for MTWA were approximately 10 times more likely to have a cardiac arrest or to become a victim of SCD than patients who had a negative test. Dr. Bloomfield also reported on a Madit II subgroup of patients enrolled within the study. In this subgroup of patients not one patient who tested negative for MTWA died. The original Madit II trial indicated the patients meeting the Madit II criteria obtained a mortality benefit from implantable defibrillator, or ICD, therapy. Dr. Bloomfield's study suggests that Madit II patients who test MTWA negative may not benefit from an ICD, and that the remaining Madit II patients may obtain an increased mortality benefit from ICD therapy.

Marketing and Sales

        Our technology and products are directed towards identifying individuals at risk of sudden cardiac death. Typically our target patient populations include those individuals with underlying cardiac disease. In the U.S., those populations include 7.5 million patients who have suffered a myocardial infarction, more commonly know as a heart attack, 4.8 million patients suffering from congestive heart failure, 500,000 syncope patients and over 50,000 patients with non-ischemic dilated cardiomyopathy. Therefore, the aggregate at-risk patient population exceeds 10 million. Madit II type patients are a relatively small but very important subset of this total at-risk patient population.

        The target customer for our Heartwave System and Micro-V Alternans Sensors is the clinical cardiologist. Clinical cardiologists see the vast majority of patients with existing cardiac conditions. They control the referral pattern of their patients. They also prescribe and administer most diagnostic tests either in their office or as an outpatient procedure at the hospital. Our Microvolt T-Wave Alternans Test is a non-invasive tool to identify which of their patients are at the highest risk of sudden cardiac death and should be referred on for more extensive testing and therapy and which are at low risk and can be treated more conservatively, typically through drug therapy. The electrophysiologist is a rhythm specialist and, as such, their knowledge and opinion on the value of the Microvolt T-Wave Alternans Test is often solicited by the clinical cardiologist, the primary user of our test.

        One of the largest challenges we face as a single product company is gaining initial access to the cardiologist in order to introduce them to Microvolt T-Wave Alternans and Cambridge Heart. To assist in adding credibility to our efforts, we have attempted to establish relationships with field and management representatives of the major ICD companies. The MASTER Study is the largest such relationship in place. We anticipate it will provide us with increased access to many new customers and that the additional credibility and relationships to be gained from our participation in the MASTER Study will enhance our selling efforts and improve our results.

        During fiscal 2002, we expanded our sales coverage in the U.S. from 13 sales territories to a total of 15. These territories are in most of the major population centers across the country. Our sales force is trained on the features, benefits and clinical use of our products and our Microvolt T Wave Alternans technology. Additionally, they must be knowledgeable about reimbursement dynamics in their territory. We also utilize a limited number of non-employee manufacturer's representatives to sell our products. The manufacturer's representatives also sell products of other non-competing companies. In addition to our direct sales efforts in the U.S., we have established partnerships and distribution agreements with third party organizations to expand our sales efforts both in the U.S. and around the world.

        A sale usually includes a small piece of capital equipment, the Heartwave, and our single use proprietary Micro-V Alternans Sensors. Customers can purchase the hardware and disposable sensors under usual and customary direct purchasing terms. We also make the services of a third party leasing company available to all customers who want to acquire the products without having to pay the full purchase price upfront.

        We are in the second year of a three year agreement granting Philips Medical Systems exclusive distribution rights in the U.S. for our CH 2000 Stress Test System and a non exclusive right to distribute our CH 2000 Stress Test System in selected markets outside of the U.S. This arrangement allows us to concentrate our direct sales and marketing efforts on our Heartwave and Microvolt T-Wave Alternans technology.

        In 2000, we entered into a strategic marketing agreement with Spacelabs Medical, Inc, a leading provider of integrated cardiology, monitoring and clinical information systems. The agreement was for the development of software and hardware that allows our Microvolt T-Wave Alternans technology to run on the Burdick® Quest® exercise stress system. This agreement was scheduled to expire in June 2003. In December 2002 we provided Spacelabs Medical, Inc. with written notification of our intention not to allow an automatic one year renewal of the agreement, however we have entered into an agreement with Quinton Cardiology, Inc., which acquired the Burdick produce line from Spacelabs Medical, Inc. in January 2003, to extend the current agreement until July 30, 2003. We have entered into discussions regarding a new agreement with Quinton Cardiology, Inc.

        In addition to Philips, we utilize a number of independent distributors to market our products outside the U.S. During the years ending December 31, 2000, 2001 and 2002, sales to these international customers accounted for 40%, 30% and 19% of our business, respectively. The decline in the percentage of our revenues derived from outside the U.S. reflects our planned efforts to focus a majority of our sales and marketing resources on penetrating the U.S. market for Microvolt T-Wave Alternans testing with our Heartwave System. The U.S. market represents our largest business opportunity and therefore, the majority of our sales and marketing efforts are directed towards this market.

Manufacturing

        The in-house manufacturing process for our Heartwave and CH 2000 consists primarily of final assembly of purchased components, testing operations and packaging. Components and sub-assemblies are purchased according to our specifications and are subject to inspection and testing. We rely on outside vendors to manufacture major components, a number of which are currently supplied by sole source vendors. We purchase our Micro-V Alternans Sensors fully assembled and packaged from a third party supplier.

        We perform a limited amount of final assembly of hardware and software components, and testing of our Heartwave and CH 2000 products at our corporate headquarters in Bedford, Massachusetts. We believe that this facility will be adequate to meet our requirements through the term of our current lease agreement. We are required to meet and adhere to the requirements of U.S. and international regulatory agencies, including Good Manufacturing Practices and Quality System Regulation requirements. Our manufacturing facilities are subject to periodic inspection by both U.S. and international regulatory agencies.

        We last underwent a Quality System Regulation audit, conducted by the FDA, in August 2001. We passed the inspection with no observations. We are ISO 9001 certified allowing us to apply the CE Mark to all of our products. We are subject to semi-annual audits by our designated notified body, British Standards Institution, to maintain our ISO 9001 certification.

Research and Development

        A substantial portion of our research and development investment is focused on our efforts to develop and design enhancements to our Microvolt T-Wave Alternans technology and products targeted at optimizing their functionality and ease of use. During Fiscal 2002 we continued to support the Alternans Before Cardioverter Defibrillator clinical trial, known as the ABCD Trial, that we are sponsoring with St. Jude Medical. This study is intended to evaluate the effectiveness of our Microvolt T-Wave Alternans Test as compared to invasive electrophysiology study in identifying candidates suitable for implantable cardioverter defibrillator therapy.

        We expect total research and development costs in 2003 to be less than those incurred in 2002 as we continue to transfer focus from the development of new products to the development and design of enhancements to our existing Microvolt T-Wave Alternans technology and products to maximize their functionality and ease of use. As of December 31, 2002, the Company had three full time employees engaged in research and development activities along with several independent research and engineering consultants whose services are utilized as necessary.

Patents, Trade Secrets and Proprietary Rights

        Some of the initial methods that we used in the measurement of Microvolt T-Wave Alternans are covered by a U.S. patent issued to The Massachusetts Institute of Technology. This patent is covered by an exclusive license agreement with MIT that continues through the year 2007. The license will then convert to a nonexclusive agreement for the remaining life of the patent unless MIT agrees to an extension of exclusivity. We have been issued an additional sixteen U.S. patents that include claims covering substantial changes and modifications to the initial methods covered by the original MIT patent. The expiration dates of these patents range from 2013 to 2019. These additional patents cover a significant portion of the proprietary signal processing algorithms and our Micro-V Alternans Sensors currently utilized in the measurement of Microvolt T-Wave Alternans. Corresponding foreign patents are pending with respect to each issued U.S. patent.

        We continue to maintain our license agreement with MIT since it includes the original patent covering certain methods for the measurement of Microvolt T-Wave Alternans. This license agreement imposes various commercialization, sublicensing, insurance, royalty, product liability indemnification and other obligations on us. Our failure to comply with these requirements could result in conversion of the licenses from being exclusive to nonexclusive in nature or, in some cases, termination of the license.

        We believe that our intellectual property and expertise, as originally licensed from MIT and further developed by us, constitute an important competitive resource, and we continue to evaluate markets and products which are most appropriate to exploit the expertise licensed and developed by us. In addition, we maintain an active program of intellectual property protection, both to assure that the proprietary technology developed by us is appropriately protected, and, where necessary, to assure that there is no infringement of our proprietary technology by competitive technologies.

Reimbursement

        Reimbursement to healthcare providers by third party insurers is critical to the long-term success of our efforts to make the Microvolt T-Wave Alternans Test the standard of care for patients with known, suspected or at risk of ventricular tachyarrhythmia or sudden death. In January 2002, Current Procedural Terminology Code 93025, known as a CPT code, became available for use by healthcare providers for filing for reimbursement for the performance of a Microvolt T-Wave Alternans Test. This code may be used alone, or in conjunction with, other diagnostic cardiovascular tests. This unique CPT code provides a uniform language used by healthcare providers to describe medical services but does not guarantee payment for the test. Coding is used to communicate to third party insurers about services that have been performed for billing purposes and can affect both the coverage decision and amount paid by third party insurers. The Centers for Medicare and Medicaid Services, or CMS, has recently published a new average Medicare payment amount for the CPT code for a Microvolt T-Wave Alternans Test. This amount, which was approximately $267.00 in 2002 has been increased to slightly more than $425.00 for 2003. We anticipate that this increase in Medicare reimbursement will improve the financial incentive for the performance of a Microvolt T-Wave Alternans Test and as such, encourage additional usage of our technology and create additional new sales opportunities.

        An insurer's coverage policy addresses whether or not a product or service is offered, and therefore payment will be made, to the healthcare provider for delivery of an insured benefit to the plan enrollees. Third party insurers can deny coverage, or limit coverage to specific patient populations or healthcare providers. As of the end of 2002, Medicare carriers in approximately 48 states in the U.S. have issued coverage policies, or routinely pay without a coverage policy for the performance of our

Microvolt T-Wave Alternans Test. Medicare patients represent approximately 50% of the total number of patients with indications that identify them as those that could possibly benefit from a Microvolt T-Wave Alternans Test. The number of private insurers that have issued coverage policies for the performance of our Microvolt T-Wave Alternans Test continues to expand but currently does not include all private payers. We expect that the availability of new data on Microvolt T-Wave Alternans available as a result of studies performed by Drs. Chow and Bloomfield, will aid us in our efforts to increase the number of private payers that have establish coverage policies for our Microvolt T-Wave Alternans Test. We are working to increase the number of private insurers that reimburse healthcare providers for the performance of our Microvolt T-Wave Alternans Test and to broaden the indications for use included in existing Medicare coverage policies where appropriate.

Competition

        The cardiac diagnostic medical device market is characterized by intensive development efforts and rapidly advancing technology. Our future success will depend, in large part, upon our ability to anticipate and keep pace with advancing technology and competitive innovations. We cannot assure that we will be successful in identifying, developing and marketing new products or enhancing our existing products. In addition, we cannot assure that new products or alternative diagnostic techniques will not be developed that will render our current products obsolete or inferior. Rapid technological development by competitors may result in our products becoming obsolete before we recover a significant portion of our research and development, and commercialization expenses incurred with respect to such products. Alternative technologies exist today in each of the areas being addressed by us, including electrocardiograms, Holter monitors, ultrasound tests and systems for measuring cardiac late potentials. However, our CH 2000, Heartwave and Micro-V Alternans Sensors are currently the only FDA cleared systems for the non-invasive measurement of Microvolt T-Wave Alternans and prediction of ventricular tachycardias and sudden cardiac death. During 2002, GE Medical Systems introduced an analysis system it claims can measure t-wave alternans. They have received concurrence from the FDA of their 510(k) allowing them to distribute the product in the U.S. The FDA concurrence does not include approval of any claims regarding their measurement of t-wave alternans. GE Medical Systems' Summary of Safety and Effectiveness only claims an ability to measure fluctuations in the ST-T segment of a patient's electrocardiogram.

        Competition from medical devices, which help to diagnose cardiac disease is intense and likely to increase. Our potential competitors include manufacturers of stress test equipment, including major multinational companies. Many of our competitors and potential competitors have substantially greater capital resources, name recognition, research and development experience and regulatory, manufacturing and marketing capabilities than us. Many of these competitors offer well-established, broad product lines and ancillary services not offered by us. Some of our competitors have long-term or preferential supply arrangements with hospitals that may act as a barrier to market entry. Other large health care companies may enter the non-invasive cardiac diagnostic product market in the future. Competing companies may succeed in developing products that are more efficacious or less costly than any that we may develop, and such companies also may be more successful than us in producing and marketing such products. We may not be able to compete successfully with existing or new competitors.

Government Regulation

        We believe we have received all necessary and required regulatory clearances from the FDA to market our products in the U.S. Our Heartwave, CH 2000, and Micro-V Alternans Sensors have received 510(k) clearance from the FDA for sale in the United States. The 510(k) clearance for the Heartwave and the CH 2000 includes the claim that the they can measure Microvolt T-Wave Alternans, and the presence of Microvolt T-Wave Alternans in patients with known, suspected or at risk of ventricular tachyarrhythmia predicts increased risk of ventricular tachyarrhythmia and sudden death.

        Any products manufactured or distributed by us are subject to pervasive and continuing regulation by the FDA including record keeping requirements, reporting of adverse experience with the use of the device, post-market surveillance, post-market registry and other actions deemed necessary by the FDA. The most recent inspection of our record keeping, reporting and quality documentation system was concluded in August 2001. We passed the inspection with no observations.

        We are also subject to regulation in each of the foreign countries in which we sell our products. Many of the regulations applicable to our products in these counties are similar to those of the FDA. We have obtained the requisite foreign regulatory approvals for sale of our Heartwave, CH 2000 and Micro-V Alternans Sensors in many foreign countries, including most of Western Europe. We believe that foreign regulations relating to the manufacture and sale of medical devices are becoming more stringent. The European Union adopted regulations requiring that medical devices such as our Heartwave, CH 2000 and Micro-V Alternans Sensors comply with the Medical Device Directives which establish the requirements for CE marking of all products prior to their importation and sale. In 2001, we received ISO-9001 and CE certification for our Heartwave, CH 2000 and Micro-V Alternans Sensors. The Ministry of Health in Japan has approved both the CH 2000 and Micro-V Alternans Sensors for sale. Failure to comply with regulatory requirements could have a material adverse effect on our business, financial condition and results of operations.

Employees

        As of May 30, 2003, we had 37 full-time employees. None of our employees are represented by a collective bargaining agreement, nor have we experienced work stoppages. We believe that our relations with our employees are good.

Legal Proceedings

        As of June 11, 2003, we are not party to any material legal proceeding.

MANAGEMENT

Executive Officers of the Registrant

        The following table sets forth (i) the names and ages of our current executive officers and directors; (ii) the position(s) presently held by each person named; and (iii) the principal occupations held by each person named for at least the past five years.

Name	Age	Position
David A. Chazanovitz	52	Chief Executive Officer, President, and Director
Robert B. Palardy	54	Vice President, Finance and Administration, Chief Financial Officer and Secretary
James Sheppard	44	Vice President, Operations
Kevin S. Librett	38	Vice President, Research and Development
Robert LaRoche	47	Vice President, Marketing
Richard J. Cohen, M.D., Ph.D.	52	Director
Robert P. Khederian	50	Director
Daniel M. Mulvena	55	Director and Chairman
Jeffrey J. Langan	58	Director
Louis M. Perlman	56	Director

        David A. Chazanovitz.    Mr. Chazanovitz has been our President and Chief Operating Officer and a director since October 2000 and Chief Executive Officer since February 2001. From July 1998 to September 2000 Mr. Chazanovitz served as Divisional President for Nitinol Medical Technologies, Inc., Neuroscience Division. Mr. Chazanovitz was the founder of Innerventions, Inc. in 1995, which he later merged with Nitinol Medical Technologies, Inc., where he held the position of President of the Septal Repair Division until June 1998. Mr. Chazanovitz has held the position of President for several divisions of C.R. Bard, Inc., including Bard Ventures, Bard Electrophysiology Division and USCI Angiography Division. Mr. Chazanovitz holds a B.S. in Biology from City College of New York and an M.B.A. in Marketing from Long Island University.

        Robert B. Palardy.    Mr. Palardy has been our Vice President, Finance and Administration and Chief Financial Officer since November 1997. From 1990 to February 1997, Mr. Palardy was Vice President, Finance and Information Services of Smith & Nephew Endoscopy, a company involved in the development, manufacture and sale of medical devices for arthroscopy. From February 1997 through October 1997, Mr. Palardy was an independent financial consultant. Mr. Palardy is a Certified Public Accountant and holds a B.S. degree in Accounting from LaSalle University.

        James Sheppard.    Mr. Sheppard has been our Vice President, Operations since August 1999. From 1996 to 1998, Mr. Sheppard was Vice President, Operations for Nitinol Medical Technology, Inc. From 1995 to 1996, Mr. Sheppard served as Director of Manufacturing for Summit Technology and from 1982 to 1994 he served in several senior management positions at C.R. Bard, Inc. Mr. Sheppard holds a BS in Industrial Engineering from Virginia Polytechnic Institute and State University.

        Kevin S. Librett.    Mr. Librett has been our Vice President, Research and Development since April 2000. Mr. Librett joined Cambridge Heart as a Senior Software Engineer in August 1993. From August 1995 to August 1997, he served as Software Development Manager. From September 1997 to March 2000 he was Director, Research and Development. Mr. Librett is the inventor or co-inventor of five issued U.S. patents and two pending U.S. patents related to the measurement, assessment and display of myocardial electrical stability. Mr. Librett holds a B.S. in Biophysics from the University of Connecticut and an M.S. in Electrical Engineering and Computer Science from The Massachusetts Institute of Technology.

        Robert LaRoche.    Mr. LaRoche became our Vice President of Marketing in February 2003. From January 1999 to January 2003, Mr. LaRoche was the President of Octant Marketing, Inc. a marketing consulting services company he founded specializing in the medical products industry. From 1997 to January 1999, Mr. LaRoche served as Director of Marketing/Business Development for Circe Biomedical. From 1994 to 1997, he was Vice President of Marketing and Sales for Vision Sciences, Inc. and from 1985 to 1994 he held a variety of senior sales and marketing positions at C.R. Bard, Inc. Mr. LaRoche holds a B.S. in Marine Fisheries Biology from the University of Massachusetts.

        Robert P. Khederian.    Mr. Khederian was elected to the Board of Directors in March 2002. Mr. Khederian is the Chairman of Belmont Capital, a venture capital firm he founded in 1996. From 1984 through 1996, Mr. Khederian served as Chairman of Medical Specialties Group, Inc., a nationwide distributor of medical products which Mr. Khederian founded. Mr. Khederian has been the Managing Partner of Provident Capital Partners, LLC, an investment banking firm, since May 1998. Mr. Khederian is also a director of Inverness Medical Innovations, Inc.

        Richard J. Cohen, M.D., Ph.D.    Dr. Cohen, the scientific founder of the Company, has been a consultant to the Company since February 1993. Dr. Cohen is the Whitaker Professor of Biomedical Engineering at the Massachusetts Institute of Technology in the Harvard-MIT Division of Health Sciences and Technology, where he has been on the faculty since 1979. Dr. Cohen is also on the staff of the Brigham and Women's Hospital in Boston. From 1985 to 1995, Dr. Cohen was the Director of the Harvard-MIT Center for Biomedical Engineering located at The Massachusetts Institute of Technology, and he is currently the Leader of the Cardiovascular Alterations Team of the National Space Biomedical Research Institute. Dr. Cohen has authored over 200 published research articles and 18 issued United States patents. Dr. Cohen holds A.B. and M.D. degrees from Harvard University and a Ph.D. in Physics from The Massachusetts Institute of Technology.

        Jeffrey J. Langan.    Mr. Langan has been an independent consultant with Maine Point Associates since July 1999. From January 2001 to January 2002, Mr. Langan served as President and Chief Executive Officer of Nexigent Inc., a firm that provides internet-based services for pharmaceutical clinical trials. From November 1997 to July 1999, Mr. Langan served as President and Chief Executive Officer of Idexx Laboratories, Inc., a veterinary diagnostic and software firm, and, from April 1996 to November 1997, as President and Chief Executive Officer of Thermedics Detection, Inc., which produces measurement and detection systems. Mr. Langan was also General Manager of the Healthcare Information Management Division and General Manager of the Clinical Systems Business Unit for Hewlett-Packard Medical Systems from May 1989 to April 1996. Mr. Langan holds a B.S. in Mechanical Engineering from Villanova University, an M.S. in Engineering Mechanics from Rensselaer Polytechnic Institute and an M.B.A from the Harvard University Graduate School of Business Administration.

        Daniel M. Mulvena.    Mr. Mulvena has served as Chairman of the Board of Directors since March 2002. Mr. Mulvena is a founding partner of Commodore Associates, a consulting firm for medical device and services companies, of which he has served as a partner since May 1995. From February 1992 to May 1995, Mr. Mulvena served as Group Vice President, Cardiology, Boston Scientific Corporation, a medical device firm. From 1989 to 1991, Mr. Mulvena served as Chairman and Chief Executive Officer of Lithox Systems, Inc. Prior to joining Lithox Systems, Mr. Mulvena was President of the Cardiosurgery division of C.R. Bard. Mr. Mulvena holds a B.A. from Vanderbilt University. Mr. Mulvena is also a director of Magna-Lab, Inc., Zoll Medical Corp. and Thoratec Corporation.

        Louis M. Perlman.    Since 1979, Mr. Perlman has been the President of Lazam Properties Ltd., a real estate brokerage, Mr. Perlman has lead many venture capital investments, including from 1988 to 1996 being the Chairman and CEO of Chemical Week Associates, a chemical industry publisher. Mr. Perlman received his law degree from Cardozo School of Law and a graduate degree from the

School of Oriental and African Studies at London University. Since January 2002, Mr. Perlman has been a director and Chairman of the Board of Intervisual Books, Inc.

        Executive officers of the Company are elected by and serve at the discretion of the Board of Directors. There are no family relationships among any of our executive officers or directors.

Employment and Consulting Agreements and Other Arrangements

        Upon joining the Company, Mr. Chazanovitz was awarded a base annual salary of $215,000 subject to annual merit increases approved by the Board of Directors. Mr. Chazanovitz is eligible to receive an annual bonus of up to 50% of base salary based on the achievement of objectives determined annually by the Board of Directors. In October 2000, Mr. Chazanovitz was granted an option under the 1996 Equity Incentive Plan to purchase 100,000 shares of common stock at $2.688 per share, the closing price of the common stock on the Nasdaq National Market on the date of grant. This option vests in equal annual installments over four years after the date of grant and is intended to qualify as an incentive stock option under Section 422 of the Internal Revenue Code of 1986, as amended (the "Code"). At the same time, Mr. Chazanovitz was granted an option to purchase 752,000 shares of common stock at $2.688 per share. This option, which vests in equal annual installments over four years after the date of grant, was not granted under any of the Company's stock option plans. Following approval of the 2001 Stock Incentive Plan by the Company's stockholders, the Board canceled and replaced Mr. Chazanovitz's option to purchase 752,000 shares with a new option to purchase 752,000 shares under the 2001 Stock Incentive Plan with the same exercise price and vesting schedule as the original option. If his employment is terminated by the Company without cause, Mr. Chazanovitz will be entitled to receive severance compensation in an amount equal to twelve months base salary. In the event of a change in control (as defined in the severance agreement) that does not result in termination of Mr. Chazanovitz's employment, 50% of all Mr. Chazanovitz's unvested options which are then outstanding will become immediately exercisable. In the event of a change in control resulting in the termination of Mr. Chazanovitz's employment, all of Mr. Chazanovitz's unvested options which are then outstanding will become immediately exercisable.

        The Company is a party to severance agreements with Mr. LaRoche, Mr. Librett, Mr. Palardy and Mr. Sheppard. Under these agreements, if the executive officer's employment is terminated by the Company without cause, the officer will be entitled to receive severance compensation in an amount equal to six months base salary. In the event of a change in control (as defined in the severance agreement) that does not result in termination of the officer's employment, 50% of all the officer's unvested options which are then outstanding will become immediately exercisable. In the event of a change in control resulting in the termination of the executive's employment, all of the executive's unvested options which are then outstanding will become immediately exercisable.

        The Company is a party to a consulting and technology agreement with Dr. Cohen pursuant to which Dr. Cohen spends one day per week at the Company working on the development and commercialization of certain technology licensed to the Company by the Massachusetts Institute of Technology. Effective January 1, 2004, Dr. Cohen's obligation in terms of consulting time is reduced to 18 days per year. This agreement, which commenced in February 1993 and has been extended to May 31, 2015, currently requires the Company to pay monthly consulting fees of $7,500. The monthly consulting fee will be reduced to zero effective July 1, 2003, provided the stockholders of the Company at the Annual Meeting of Stockholders scheduled for June 16, 2003 approve the proposals necessary to allow an increase in the shares of common stock reserved for issuance under the 2001 Stock Incentive Plan. Contingent on such approval, Dr. Cohen will be granted options to purchase 300,000 shares of common stock of the Company at an exercise price of $0.34 per share. Total payments made under this agreement during 2002 were approximately $135,000. In connection with this agreement, a warrant to purchase 109,634 shares of common stock for $2.00 per share was issued to Dr. Cohen. This warrant was exercised in full by August 1998. During the term of the consulting agreement, and for a period of up to two additional years following the termination or expiration of this agreement, Dr. Cohen is obligated not to compete with the Company so long as the Company makes continuing payments to Dr. Cohen during such two year period.

        During Fiscal 2002, Mr. Langan earned $22,500 from the Company as compensation for consulting services which were in addition to his service on the Board of Directors.

Compensation Committee Interlocks and Insider Participation

        The Compensation Committee of the Company's Board of Directors consists of Robert P. Khederian, Jeffrey J. Langan and Daniel M. Mulvena. No executive officer of the Company has served as a director or member of the compensation committee (or other committee serving an equivalent function) of any other entity, one of whose executive officers served as a member of the Compensation Committee or director of the Company. During Fiscal 2002, Mr. Langan earned $22,500 from the Company as compensation for consulting services which were in addition to his service on the Board of Directors.

Certain Relationships and Related Transactions

        On May 12, 2003, we entered into a Securities Purchase Agreement for the sale of up to $6.5 million of the Company's Series A Convertible Preferred Stock to Medtronic, Inc. and a group of private investors, which we call the Belmont Group, led by Robert Khederian, a member of our Board of Directors and a beneficial owner of 6.8% of the common stock of the Company as of January 31, 2003. Louis Perlman, a member of our Board of Directors, is a general partner of T Wave Investors, L.P. which is a member of the Belmont Group. Leaf Offshore Investment Fund Ltd., a member of the Belmont Group, is an affiliate of S Squared Technology Corp., which was a beneficial owner of 6.4% of our common stock as of January 31, 2003.

        Under the terms of the financing, we issued and sold 696,825 shares of its Series A Preferred Stock at a purchase price of $4.42 per share, or a total of approximately $3.1 million. Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is initially $0.34. Each share of Series A Preferred Stock is currently convertible into 13 shares of common stock. The total number of shares of common stock initially issuable upon conversion of the 696,825 shares of Series A Preferred Stock issued and sold in the financing is 9,058,725. We issued and sold 470,581 shares of Series A Preferred Stock to the Belmont Group, including 104,072 shares to Mr. Khederian, 90,497 shares to T Wave Investors, L.P. and 45,248 to Leaf Offshore Investment Fund Ltd.

        The AFB Fund LLC and its affiliates have purchased 117,646 shares of Series A Preferred Stock and have the right to purchase up to 264,690 shares of Series A Preferred Stock upon the exercise of warrants issued pursuant to the Securities Purchase Agreement. ProMed Partners, L.P. and its affiliates have purchased 58,822 shares of Series A Preferred Stock and have the right to purchase up to 132,336 shares of Series A Preferred Stock upon the exercise of warrants issued pursuant to the Securities Purchase Agreement. As a result, the AFB Fund LLC and its affiliates and ProMed Partners, L.P. and its affiliates are beneficial owners of greater than 5% of our common stock.

        We also issued to the Belmont Group short-term warrants exercisable for a total of 705,852 shares of Series A Preferred Stock, including warrants to purchase 156,108 shares to Mr. Khederian, warrants to purchase 135,744 shares to T Wave Investors, L.P. and warrants to purchase 67,872 shares to Leaf Offshore Investment Fund Ltd. There are six tranches of short-term warrants that expire in monthly intervals starting September 1, 2003. The exercise price of these warrants is the lower of $4.42 or 13 times the 20 day average closing price of our common stock prior to the expiration date of these warrants. We may extend the expiration date of up to three tranches of warrants as follows: to March 1, 2004 for the first tranche so extended, to April 1, 2004 for the second tranche so extended, and to May 1, 2004 for the third tranche so extended.

        We also issued to Medtronic and the Belmont Group long-term warrants exercisable for 30% of the total number of shares of Series A Preferred Stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic's long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. The Belmont Group received long-term warrants exercisable for up to 352,926 shares of Series A Preferred Stock, including a warrant to purchase up to 78,054 shares to Mr. Khederian, a warrant to purchase up to 67,872 shares to T Wave Investors, L.P. and a warrant to purchase up to 33,936 shares to Leaf Offshore Investment Fund Ltd.

        The holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) voting as a separate class, are entitled to elect two members to the Board of Directors of the Company. On May 16, 2003, Mr. Perlman was elected by the written consent of the holders of Series A Preferred Stock. The holders of Series A Preferred Stock have not yet elected the second member that they are entitled to elect. The holders of the Series A Preferred Stock (other than Medtronic and Tail Wind) will be entitled to elect one additional member of the Board of Directors following the payment of an aggregate of $1.5 million for the purchase of shares of Series A Preferred Stock upon exercise of the warrants, and will be entitled to elect another additional member following the payment of an aggregate of $3.0 million for the purchase of shares of Series A Preferred Stock upon exercise of the warrants.

        In connection with this financing and in order to address certain payment obligations in existing registration rights agreements, we issued to The Tail Wind Fund Ltd., a beneficial owner of 9.0% of our common stock as of January 31, 2003, short-term warrants exercisable for 67,872 shares of Series A Preferred Stock and a long-term warrant exercisable for 75% of the total number of shares of Series A Preferred Stock purchased through the exercise of The Tail Wind Fund Ltd.'s short-term warrants. The exercise prices and the expiration dates of The Tail Wind Fund Ltd.'s warrants are consistent with the warrants that were issued to the other private investors. We also amended a warrant to purchase 82,500 shares of common stock held by The Tail Wind Fund Ltd. to reduce the exercise price from $3.50 to $0.34 per share. The Tail Wind Fund Ltd. waived its rights under the registration rights agreements to certain payments and we, The Tail Wind Fund Ltd. and Mr. Khederian amended the Registration Rights Agreement dated as of December 21, 2002 to eliminate certain provisions requiring payments by us.

        As a result of this financing, we have made adjustments to warrants issued December 21, 2001 to The Tail Wind Fund Ltd. to purchase 459,770 shares of common stock and to Mr. Khederian to purchase 172,414 shares of common stock. Pursuant to the antidilution provisions contained in these warrants, the exercise prices of these warrants were adjusted from $2.28 to $0.34 per share of common stock.

DESCRIPTION OF CAPITAL STOCK

Common Stock

        We are authorized to issue 50,000,000 shares of common stock, $.001 par value per share. At our 2003 Annual Meeting of Stockholders to be held on June 16, 2003, our shareholders will vote on a proposal to increase the authorized shares of commons stock from 50,000,000 to 75,000,000. As of May 21, 2003, there were 19,629,869 shares of common stock outstanding, held of record by approximately 137 stockholders. Our common stock is traded on the OTC Bulletin Board under the symbol CAMH. Holders of our common stock are entitled to one vote for each share held on all matters submitted to a vote of stockholders and do not have cumulative voting rights. Holders of common stock are entitled to receive ratably such dividends, if any, as may be declared by the board of directors out of funds legally available therefor, subject to a preferential dividend rights of outstanding preferred stock. Upon the liquidation, dissolution or winding up of Cambridge Heart, the holders of common stock are entitled to receive ratably the net assets of Cambridge Heart available after the payment of all debts and other liabilities and subject to the prior rights of any outstanding preferred stock. The outstanding shares of common stock are fully paid and nonassessable. The rights, preferences and privileges of holders of common stock are subject to, and may be adversely affected by the rights of the holders of shares Series A Preferred Stock and of any additional series of preferred stock which we may designate and issue in the future.

        Pursuant to the terms of a purchase agreement dated June 8, 1999 between Cambridge Heart and a group of investors led by The Tail Wind Fund Ltd., and referred to in this prospectus as the 1999 Tail Wind investors, we sold an aggregate of 952,380 shares of our common stock to the 1999 Tail Wind investors at a price of $5.25 per share.

        Pursuant to the terms of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and each of the several investors introduced to us by Sunrise Securities Corp., we sold an aggregate of 2,116,347 shares of our common stock to the Sunrise investors at a price of $3.50 per share.

        Pursuant to the terms of the subscription agreements dated September 9, 2000 between Cambridge Heart and each of several additional investors introduced to us by Sunrise Securities Corp., we sold an aggregate of 2,390,000 shares of our common stock to the additional Sunrise investors at a price of $3.50 per share.

        Pursuant to the terms of a purchase agreement dated December 21, 2001 between Cambridge Heart and The Tail Wind Fund Ltd. and Robert Khederian, referred to in this prospectus as the 2001 Tail Wind investors, we sold an aggregate of 1,580,459 shares of our common stock to the 2001 Tail Wind investors at a price of $1.74 per share.

Common Stock Warrants

        The Tail Wind Warrants.    As part of the purchase agreement between Cambridge Heart and the 1999 Tail Wind investors, we issued warrants that expire on June 9, 2003 to purchase 95,238 shares of our common stock at an exercise price per share of $7.22. In October 1999, in connection with an additional private placement of our common stock, the per share exercise price of these warrants was adjusted downward to $3.71 in accordance with the adjustment provisions contained in these warrants. As of May 30, 2003, warrants for the purchase of 28,571 shares of common stock issued to the Tail Wind investors have been exercised. The per share exercise price of the warrants issued to the Tail Wind investors is subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock; or

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets.

        As part of the purchase agreement dated December 21, 2001 between Cambridge Heart and the 2001 Tail Wind investors, we issued warrants that expire on December 21, 2007 to purchase 632,184 shares of our common stock at an exercise price per share of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of these warrants was adjusted downward to $0.34 in accordance with the adjustment provisions contained in these warrants and described below. As of May 30, 2003, none of the warrants issued to the 2001 Tail Wind investors has been exercised. The per share exercise price of the warrants issued to the 2001 Tail Wind investors is subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock;

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

  •
  until December 21, 2003, if we sell any shares of our common stock at a price per share less than exercise price per share of the warrants issued to the 2001 Tail Wind investors, the per share exercise price of the warrants issued to the 2001 Tail Wind investors will be reduced to that lower price.

        The Sunrise Warrants.    As part of the subscription agreements dated October 5, 1999, October 25, 1999 and January 11, 2000 between Cambridge Heart and the Sunrise investors, and the sale agency agreement dated August 16, 1999 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of 290,412, 12,857 and 120,000 shares of our common stock, respectively, at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on October 5, 2004, October 25, 2004 and January 11, 2005 for the purchase of an aggregate of 151,305 shares of our common stock at a per share price of $4.20. As of May 30, 2003, warrants for the purchase of 439,013 shares of common stock issued to the Sunrise investors have been exercised.

        As part of the subscription agreements dated September 9, 2000 between Cambridge Heart and the additional Sunrise investors, and the sales agency agreement dated September 6, 2000 between Cambridge Heart and Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 717,000 shares of our common stock at a per share exercise price of $3.50. As part of the fee paid to Sunrise Securities Corp., we issued warrants that expire on September 14, 2005 for the purchase of 143,400 shares of our common stock at a per share exercise price of $4.20. As of May 30, 2003, warrants for the purchase of 209,860 shares of common stock issued to the additional Sunrise investors have been exercised.

        The per share exercise price of the warrants issued to the Sunrise investors is subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to our shareholders payable in stock or other securities convertible into stock, subdivide or combine our common stock or reclassify of our common stock; or

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets.

        The Silicon Valley Bank Warrant.    In connection with a Loan and Security Agreement dated September 26, 2002 between Cambridge Heart and Silicon Valley Bank, we issued a warrant that expires on September 26, 2007 to purchase 21,053 shares of our common stock at a per share exercise price of $2.28. In May 2003, in connection with the private placement of our Series A Preferred Stock, the per share exercise price of this warrants was adjusted downward to $1.2968 and the number of shares issuable upon exercise of this warrant increased to 37,015 in accordance with the adjustment provisions contained an Antidilution Agreement dated September 23, 2002 between Cambridge Heart and Silicon Valley Bank and described below. The per share exercise price and number of shares issuable on the exercise of the warrant issued to Silicon Valley Bank are subject to adjustment in certain events including but not limited to the following:

  •
  if we declare a dividend or make any distribution to shareholders payable in common stock, subdivide or combine our common stock or reclassify of our common stock;

  •
  merger, consolidation or reorganization of Cambridge Heart or the sale of substantially all of our assets; or

  •
  under the Antidilution Agreement, until September 26, 2004, if we sell any shares of our common stock at a price per share less than exercise price per share of this warrant, the per share exercise price will be reduced to that lower price.

Preferred Stock

        Our certificate of incorporation authorizes us to issue up to 2,000,000 shares of preferred stock, of which 696,825 shares are outstanding. Under the terms of our certificate of incorporation, the board of directors is authorized, subject to any limitations prescribed by law, without stockholder approval, to issue such shares of preferred stock in one or more series. Each such series of preferred stock shall have such rights, preferences, privileges and restrictions, including voting rights, dividend rights, conversion rights, redemption privileges and liquidation preferences, as shall be determined by the board of directors.

        The purpose of authorizing the board of directors to issue preferred stock and determine its rights and preferences is to eliminate delays associated with a stockholder vote on specific issuances. The issuance of preferred stock, while providing desirable flexibility in connection with possible acquisitions and other corporate purposes, could have the effect of making it more difficult for a third part to acquire, or of discouraging a third party from acquiring, a majority of the outstanding voting stock of Cambridge Heart. Other than the Series A Preferred Stock discussed next, we have no present plans to issue any shares of preferred stock.

        Pursuant to the Certificate of Designations of the Preferred Stock of Cambridge Heart, Inc. to be Designated Series A Convertible Preferred Stock, filed with the Secretary of State of the State of Delaware on May 12, 2003, 1,975,000 shares of our preferred stock are designated as Series A Convertible Preferred Stock having the following rights:

  •
  Each share of Series A Preferred Stock is convertible into a number of shares of common stock equal to $4.42 divided by the conversion price of the Series A Preferred Stock, which is initially $0.34.

  •
  The conversion price of the Series A Preferred Stock is subject to adjustment in certain circumstances:

  •
  If we issue shares of common stock at a purchase price below the conversion price of the Series A Preferred Stock prior to November 12, 2004, the conversion price of the Series A Preferred Stock will be adjusted to equal such purchase price.

  •
  The conversion price may also be adjusted following the last expiration date of the six tranches of short-term warrants that were issued on May 12, 2003 if our revenue is below $8,717,000 for the period beginning April 1, 2003 and ending on March 31, 2004 or $11,932,000 for the period beginning April 1, 2003 and ending on June 30, 2004 (depending upon when the last tranche of the short-term warrants expires). Our total revenue for the fiscal years ended December 31, 2001 and 2002 was $3,112,037 and $4,307,377, respectively. In the event that the applicable revenue level is not achieved, the conversion price of the Series A Preferred Stock will be adjusted to equal the lowest final exercise price per share of Series A Preferred Stock of the six tranches of short-term warrants (whether or not any of the short-term warrants are exercised).

  •
  Each share of Series A Preferred Stock is entitled to receive a liquidation preference equal to the original purchase price of such share in the event of our liquidation, dissolution, or winding up or upon a merger or consolidation, or the sale of all or substantially all of our assets.

  •
  Holders of Series A Preferred Stock are entitled to vote, on an as-if converted basis, along with the holders of our common stock on all matters on which holders of common stock are entitled to vote.

  •
  The holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) voting as a separate class, are entitled to elect two members to the Board of Directors of the Company. In addition, the holders of the Series A Preferred Stock (other than Medtronic, Inc. and The Tail Wind Fund Ltd.) will be entitled to elect one additional member of the Board of Directors following the payment of an aggregate of $1.5 million for the purchase of shares of Series A Preferred Stock upon exercise of the warrants issued pursuant to the Securities Purchase Agreement, dated as of May 12, 2003, and will be entitled to elect another member of the Board of Directors following the payment of an aggregate of $3.0 million for the purchase of shares of Series A Preferred Stock upon exercise of such warrants.

  •
  The affirmative vote or written consent of the holders of at least 84% of the then outstanding shares of Series A Preferred Stock (voting or consenting separately as a class) is necessary for us to:

  •
  Amend the Certificate of Incorporation so as to amend, alter or repeal the power, preferences or special rights of the Series A Preferred Stock in a manner that affects them adversely;

  •
  Increase the number of shares designated as Series A Preferred Stock; or

  •
  Authorize, designate or issue any class of stock having any right, preference or priority superior to or on a parity with the Series A Preferred Stock.

        Pursuant to the terms of a purchase agreement dated May 12, 2003 between Cambridge Heart, Medtronic, Inc. a group of investors which we call the Belmont Group, we issued and sold 696,825 shares of its Series A Preferred Stock at a purchase price of $4.42 per share. We also issued to the Belmont Group short-term warrants exercisable for a total of 705,852 shares of Series A Preferred Stock. There are six tranches of short-term warrants that expire in monthly intervals starting September 1, 2003. The exercise price of these warrants is the lower of $4.42 or 13 times the 20 day average closing price of our common stock prior to the expiration date of these warrants. We may extend the expiration date of up to three tranches of warrants as follows: to March 1, 2004 for the first tranche so extended, to April 1, 2004 for the second tranche so extended, and to May 1, 2004 for the third tranche so extended.

        We also issued to Medtronic and the Belmont Group long-term warrants exercisable for 30% of the total number of shares of Series A Preferred Stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic's long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. Medtronic received a warrant exercisable for 67,873 shares of Series A Preferred Stock. The Belmont Group received long-term warrants exercisable for up to an aggregate of 352,926 shares of Series A Preferred Stock.

        In connection with this financing and in order to address certain payment obligations in existing registration rights agreements, we issued to The Tail Wind Fund Ltd., a beneficial owner of 9.0% of our common stock as of January 31, 2003, short-term warrants exercisable for 67,872 shares of Series A Preferred Stock and a long-term warrant exercisable for 75% of the total number of shares of Series A Preferred Stock purchased through the exercise of The Tail Wind Fund Ltd.'s short-term warrants. The exercise prices and the expiration dates of The Tail Wind Fund Ltd.'s warrants are consistent with the warrants that were issued to the other private investors. We also amended a warrant to purchase 82,500 shares of common stock held by The Tail Wind Fund Ltd. to reduce the exercise price from $3.50 to $0.34 per share. The Tail Wind Fund Ltd. waived its rights under the registration rights agreements to certain payments and we, The Tail Wind Fund Ltd. and Mr. Khederian amended the Registration Rights Agreement dated as of December 21, 2002 to eliminate certain provisions requiring payments by us.

Registration Rights

        As part of our issuances of common stock and warrants to the 1999 Tail Wind investors on June 8, 1999 we agreed to register the 952,380 shares of common stock purchased by the Tail Wind investors and the 95,238 shares of common stock issuable upon exercise of the warrants issued to the Tail Wind investors. We registered these shares with the Securities and Exchange Commission in July 1999.

        As part of our issuances of common stock and warrants to the Sunrise investors on October 5, 1999, October 25, 1999 and January 11, 2000 we agreed to register the 2,116,347 shares of common stock purchased by the Sunrise investors and the 571,413 shares of common stock issuable upon exercise of the warrants issued to the Sunrise investors and to Sunrise Securities Corp. In December 1999 we registered (i) the 1,516,347 shares of common stock purchased by the Sunrise investors in October 1999, (ii) the 409,413 shares of common stock issuable to the Sunrise investors and Sunrise Securities Corp. upon the exercise of the warrants issued in October 1999 and (iii) the 529,849 shares issued to the Tail Wind investors on October 5, 1999 and October 25, 1999 pursuant to the anti-dilution provisions of the purchase agreement dated June 8, 1999. In October 2000, we reregistered 17,850 shares issued in the October 1999 private placement. In February 2000, we registered (i) the 600,000 shares of our common stock purchased by a Sunrise investor in January 2000 and (ii) the 165,161 shares of our common stock issuable to the Sunrise investor and Sunrise Securities Corp. upon the exercise of warrants issued in January 2000.

        As part of our issuances of common stock and warrants to the additional Sunrise investors on September 14, 2000, we agreed to register the 2,390,000 shares of common stock purchased by the additional Sunrise investors and the 860,400 shares of common stock issuable upon the exercise of warrants issued to the additional Sunrise investors and to Sunrise Securities Corp.

        As part of our issuances of common stock and warrants to the 2001 Tail Wind investors on December 21, 2001 we agreed to register the 1,580,459 shares of common stock purchased by the 2001 Tail Wind investors and the 632,184 shares of common stock issuable upon exercise of the warrants issued to the 2001 Tail Wind investors. We registered these shares with the Securities and Exchange Commission in January 2002.

        As part of our issuance of the warrant to Silicon Valley Bank on September 26, 2002, we agreed to include the shares issuable upon exercise of that warrant in any registration statement we propose to file covering shares of our common stock, other than certain registration statements covering shares to be sold solely for the account of other shareholders.

        As part of our issuances of Series A Preferred Stock and warrants to purchase Series A Preferred Stock on May 12, 2003, we agreed to register 9,058,725 shares of our common stock issuable upon the conversion of outstanding shares of Series A Preferred Stock we previously issued in a private placement and 16,190,551 shares of our common stock issuable upon the conversion of shares of Series A Preferred Stock issuable upon the exercise of the warrants. With this registration statement and prospectus, we are fulfilling our obligations to register these shares.

Delaware Law And Certain Charter And By-Law Provisions

        We are subject to the provisions of Section 203 of the General Corporation Law of Delaware. Section 203 prohibits a publicly held Delaware corporation from engaging in a "business combination" with any interested stockholder for a period of three years after the date of the transaction in which the person became an interested stockholder, unless the business combination is approved in a prescribed manner. A "business combination" includes mergers, asset sales and other transactions resulting in a financial benefit to the interested stockholder. Subject to certain exceptions, an "interested stockholder" is (i) a person who, together with affiliates and associates, owns 15% or more of the corporation's voting stock or (ii) an affiliate or associate of Cambridge Heart who was the owner, together with affiliates and associates, of 15% or more of our outstanding voting stock at any time within the 3-year period prior to the date for determining whether such person is "interested".

        Our certificate of incorporation provides for the division of our board of directors into three classes as nearly equal in size as possible with staggered three-year terms. In addition, our certificate of incorporation provides that directors may be removed only for cause by the affirmative vote of the holders of two-third of the shares of capitals stock of the corporation entitled to vote. Under our certificate of incorporation, any vacancy on our board of directors, however occurring, including a vacancy resulting from an enlargement of the board, may only be filled by vote of a majority of the directors then in office. The classification of our board of directors and the limitations on the removal of directors and filling of vacancies could have the effect of making it more difficult for a third party to acquire, or of discouraging a third party from acquiring, control of Cambridge Heart.

        Our certificate of incorporation also provides that any action required or permitted to be taken by our stockholders at an annual meeting or special meeting of stockholders may only be taken if it is properly brought before such meeting and may not be taken by written action in lieu of a meeting. Our certificate of incorporation further provides that special meetings of our stockholders may only be called by the chairman of the board of directors, by our chief executive officer or by our board of directors. Under our by-laws, in order for any matter to be considered properly brought before a meeting, a stockholder must comply with certain requirements regarding advance notice to Cambridge Heart. The foregoing provisions could have the effect of delaying until the next stockholders' meeting stockholder actions which are favored by the holders of a majority of our outstanding voting securities. These provisions may also discourage another person or entity from making a tender offer for our common stock, because such person or entity, even if it acquired a majority of our outstanding voting securities, would be able to take action as a stockholder (such as electing new directors or approving a merger) only at a duly called stockholders' meeting, and not by written consent.

        The General Corporation Law of Delaware provides generally that the affirmative vote of a majority of the shares entitled to vote on any matter is required to amend a corporation's certificate of incorporation or by-laws, unless a corporation's certificate of incorporation or by-laws, as the case may be, requires a greater percentage. Our certificate of incorporation and by-laws require the affirmative vote of the holders of at least 75% of our shares of capital stock issued and outstanding and entitled to vote to amend or repeal any of the provisions described in the prior two paragraphs.

        Our certificate of incorporation contains certain provisions permitted under the General Corporation Law of Delaware relating to the liability of directors. The provisions eliminate a director's liability for monetary damages for a breach of fiduciary duty, except in certain circumstances involving wrongful acts, such as the breach of a director's duty of loyalty or acts or omissions which involve intentional misconduct or a knowing violation of law. Further, our certificate of incorporation contains provisions to indemnify our directors and officers to the fullest extent permitted by the General Corporation Law of Delaware. We believe that these provisions will assist us in attracting and retaining qualified individuals to serve as directors.

PLAN OF DISTRIBUTION

        This prospectus covers 25,249,276 shares of our common stock. All of the shares offered are being sold by the selling stockholders. We will not realize any proceeds from the sale of the shares by the selling stockholder.

        The shares covered by this prospectus may be offered and sold from time to time by the selling stockholders. The term "selling stockholders" includes donees, pledgees, transferees or other successors-in-interest selling shares received after the date of this prospectus from the selling stockholders as a gift, pledge, partnership distribution or other non-sale related transfer. The selling stockholders will act independently of us in making decisions with respect to the timing, manner and size of each sale. Such sales may be made on one or more exchanges or in the over-the-counter market or otherwise, at prices and under terms then prevailing or at prices related to the then current market price or in negotiated transactions. The selling stockholders may sell its shares by one or more of, or a combination of, the following methods:

  •
  purchases by a broker-dealer as principal and resale by such broker-dealer for its own account pursuant to this prospectus;

  •
  ordinary brokerage transactions and transactions in which the broker solicits purchasers;

  •
  block trades in which the broker-dealer so engaged will attempt to sell the shares as agent but may position and resell a portion of the block as principal to facilitate the transaction;

  •
  an over-the-counter distribution;

  •
  in privately negotiated transactions; and

  •
  in options transactions.

        In addition, any shares that qualify for sale pursuant to Rule 144 may be sold under Rule 144 rather than pursuant to this prospectus.

        To the extent required, this prospectus may be amended or supplemented from time to time to describe a specific plan of distribution. In connection with distributions of the shares or otherwise, the selling stockholders may enter into hedging transactions with broker-dealers or other financial institutions. In connection with such transactions, broker-dealers or other financial institutions may engage in short sales of the common stock in the course of hedging the positions they assume with selling stockholders. The selling stockholders may also sell the common stock short and redeliver the shares to close out such short positions. The selling stockholders may also enter into option or other transactions with broker-dealers or other financial institutions which require the delivery to such broker-dealer or other financial institution of shares offered by this prospectus, which shares such broker-dealer or other financial institution may resell pursuant to this prospectus (as supplemented or amended to reflect such transaction). The selling stockholders may also pledge shares to a broker-dealer or other financial institution, and, upon a default, such broker-dealer or other financial institution, may effect sales of the pledged shares pursuant to this prospectus (as supplemented or amended to reflect such transaction).

        In effecting sales, broker-dealers or agents engaged by the selling stockholders may arrange for other broker-dealers to participate. Broker-dealers or agents may receive commissions, discounts or concessions from the selling stockholders in amounts to be negotiated immediately prior to the sale.

        In offering the shares covered by this prospectus, the selling stockholders and any broker-dealers who execute sales for the selling stockholders may be deemed to be "underwriters" within the meaning of the Securities Act in connection with such sales. Any profits realized by the selling stockholders and the compensation of any broker-dealer may be deemed to be underwriting discounts and commissions.

        In order to comply with the securities laws of certain states, if applicable, the shares must be sold in such jurisdictions only through registered or licensed brokers or dealers. In addition, in certain states the shares may not be sold unless they have been registered or qualified for sale in the applicable state or an exemption from the registration or qualification requirement is available and is complied with.

        We have advised the selling stockholders that the anti-manipulation rules of Regulation M under the Exchange Act may apply to sales of shares in the market and to the activities of the selling stockholders and its affiliates. In addition, we will make copies of this prospectus available to the selling stockholders for the purpose of satisfying the prospectus delivery requirements of the Securities Act. The selling stockholders may indemnify any broker-dealer that participates in transactions involving the sale of the shares against certain liabilities, including liabilities arising under the Securities Act.

        At the time a particular offer of shares is made, if required, a prospectus supplement will be distributed that will set forth the number of shares being offered and the terms of the offering, including the name of any underwriter, dealer or agent, the purchase price paid by any underwriter, any discount, commission and other item constituting compensation, any discount, commission or concession allowed or reallowed or paid to any dealer, and the proposed selling price to the public.

        We have agreed to indemnify the selling stockholders against certain liabilities, including certain liabilities under the Securities Act.

        We have agreed with the selling stockholders to keep the Registration Statement of which this prospectus constitutes a part effective until the earlier of:

  •
  such time as all of the shares covered by this prospectus have been disposed of pursuant to and in accordance with the Registration Statement; or

  •
  such time as all of the shares held by the selling stockholders may be sold to the public without registration or restriction pursuant to Rule 144(k) of the Securities Act, in the reasonable opinion of counsel to the selling stockholders.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

LEGAL MATTERS

        The validity of the common stock offered hereby will be passed upon for us by Hale and Dorr LLP, Boston, Massachusetts.

EXPERTS

        The financial statements as of December 31, 2002 and 2001 and for each of the three years in the period ended December 31, 2002 included in this Prospectus have been so included in reliance on the report (which contains an explanatory paragraph relating to the Company's ability to continue as a going concern as described in Note 1 to the financial statements) of PricewaterhouseCoopers LLP, independent accountants, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

        We file reports, proxy statements and other documents with the SEC. You may read and copy any document we file at the SEC's public reference room at Judiciary Plaza Building, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549. You should call 1-800-SEC-0330 for more information on the public reference room. Our SEC filings are also available to you on the SEC's Internet site at http://www.sec.gov.

        This prospectus is part of a Registration Statement that we filed with the SEC. The Registration Statement contains more information than this prospectus regarding us and our common stock, including certain exhibits and schedules. You can obtain a copy of the registration statement from the SEC at the address listed above or from the SEC's internet site.

INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

        The SEC allows us to "incorporate" into this prospectus information that we file with the SEC in other documents. This means that we can disclose important information to you by referring to other documents that contain that information. The information incorporated by reference is considered to be part of this prospectus. Information contained in this prospectus automatically updates and supersedes previously filed information. We are incorporating by reference the documents listed below and all of our filings pursuant to the Exchange Act after the date of filing the initial registration statement and prior to effectiveness of the registration statement.

        The following documents filed by Cambridge Heart with the SEC are incorporated herein by reference:

  •
  Our Annual Report on Form 10-K for the year ended December 31, 2002, as filed with the SEC on March 31, 2003, as amended by Form 10-K/A filed with the SEC on April 30, 2003.

  •
  Our Current Report, as filed with the SEC on March 24, 2003.

  •
  Our Current Report, as filed with the SEC on May 8, 2003.

  •
  Our Current Report, as filed with the SEC on May 13, 2003.

  •
  Our Quarterly Report on Form 10-Q for the quarter ended March 31, 2003, as filed with the SEC on May 15, 2003.

        Upon request, we will provide you a copy of any or all of the information that has been incorporated by reference in this prospectus. Requests may be made by telephone or email or by writing to:

Cambridge Heart, Inc.
1 Oak Park Drive
Bedford, Massachusetts 01730
Attention: Robert B. Palardy
(781) 271-1200
bobp@cambridgeheart.com

CAMBRIDGE HEART, INC.

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT ACCOUNTANTS

To the Board of Directors and Stockholders of
Cambridge Heart, Inc.:

        In our opinion, the accompanying balance sheets and the related statements of operations, of stockholders' equity and of its cash flows present fairly, in all material respects, the financial position of Cambridge Heart, Inc. at December 31, 2001 and 2002, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company's management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with auditing standards generally accepted in the United States of America which require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, the Company has suffered recurring losses from operations and has a significant accumulated deficit that raise substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

PricewaterhouseCoopers LLP

Boston, Massachusetts
February 4, 2003

CAMBRIDGE HEART, INC.

BALANCE SHEET

	December 31,
	2001	2002
Assets
Current assets:
Cash and cash equivalents	$2,162,304	$1,092,181
Marketable securities	6,576,036	2,001,231
Accounts receivable, net of allowance for doubtful accounts of $36,610 and $45,000 at December 31, 2001 and 2002, respectively	995,476	1,163,752
Inventory	673,666	667,889
Prepaid expenses and other current assets	141,268	253,934

Total current assets	10,548,750	5,178,987
Fixed assets, net	662,024	461,344
Other assets	688,775	548,379

	$11,899,549	$6,188,710

Liabilities and Stockholders' Equity
Current liabilities:
Accounts payable	$574,409	$703,948
Accrued expenses	657,079	519,741
Short term debt	648,322	803,029

Total current liabilities	1,879,810	2,026,718
Long term debt	101,481	5,584
Total liabilities	1,981,291	2,032,302
Commitments and contingencies (Note 10)
Stockholders' equity:
Preferred Stock, $0.001 par value; 2,000,000 shares authorized; 0 shares issued and outstanding at December 31, 2001 and 2002	—	—
Common Stock, $0.001 par value; 50,000,000 shares authorized; 19,266,751 and 19,503,340 shares issued and outstanding at December 31, 2001 and 2002, respectively	19,267	19,503
Additional paid-in capital	53,010,063	53,161,199
Accumulated deficit	(43,101,609)	(49,024,294)

	9,927,721	4,156,408
Less: deferred compensation	(9,463)	—

	9,918,258	4,156,408
	$11,899,549	$6,188,710

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE HEART, INC.

STATEMENT OF OPERATIONS

	Year Ended December 31,
	2000	2001	2002
Revenue	$1,909,883	$3,112,037	$4,307,377
Cost of goods sold	1,879,246	2,430,646	3,061,521

Gross Profit	30,637	681,391	1,245,856
Costs and expenses:
Research and development	2,694,483	1,845,331	1,387,946
Selling general and administrative	5,508,596	5,701,802	5,867,795

Loss from operations	(8,172,442)	(6,865,742)	(6,009,885)
Interest income	585,125	412,553	104,253
Interest expense	(12,056)	(13,244)	(17,053)

Net loss	$(7,599,373)	$(6,466,433)	$(5,922,685)

Net loss per share—basic and diluted	$(0.50)	$(0.37)	$(0.30)

Weighted average shares outstanding—basic and diluted	15,331,565	17,340,789	19,450,062

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE HEART, INC.

STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY

	Common Stock
	Number of Shares	Par value	Additional paid-in capital	Accumulated deficit	Deferred compensation	Total stockholders' equity
Balance at December 31, 1999	13,921,357	$13,921	$39,120,605	$(29,035,803)	$(49,436)	$10,049,287
Issuance of common stock through exercise of stock options, and employee stock purchase plan	96,080	96	350,350			350,446
Compensation related to non-employee stock options granted			118,342			118,342
Amortization of deferred compensation			(7,655)		23,145	15,490
Sale of common stock through a private placement net of fees	3,035,160	3,036	9,745,021			9,748,057
Net loss				(7,599,373)		(7,599,373)

Balance at December 31, 2000	17,052,597	$17,053	$49,326,663	$(36,635,176)	$(26,291)	$12,682,249
Issuance of common stock through exercise of stock options, warrants and employee stock purchase plan	633,695	634	873,466			874,100
Compensation related to non-employee stock options granted			67,525			67,525
Amortization of deferred compensation			(3,208)		16,828	13,620
Sale of common stock through a private placement net of fees	1,580,459	1,580	2,745,617			2,747,197
Net loss				(6,466,433)		(6,466,433)

Balance at December 31, 2001	19,266,751	$19,267	$53,010,063	$(43,101,609)	$(9,463)	$9,918,258
Issuance of common stock through exercise of warrants and employee stock purchase plan	236,589	236	208,596			208,832
Compensation related to non-employee stock options granted			(57,460)			(57,460)
Amortization of deferred compensation					9,463	9,463
Net loss				(5,922,685)		(5,922,685)

Balance at December 31, 2002	19,503,340	$19,503	$53,161,199	$(49,024,294)	—	$4,156,408

The accompanying notes are an integral part of these financial statements.

CAMBRIDGE HEART, INC.

STATEMENT OF CASH FLOWS

INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS

	Year ended December 31,
	2000	2001	2002
Cash flows from operating activities:
Net loss	$(7,599,373)	$(6,466,433)	$(5,922,685)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	595,487	617,886	575,413
Loss on disposal of fixed assets	18,398	—	2,004
Compensation expense on stock options	133,832	81,145	(47,997)
Changes in operating assets and liabilities:
Accounts receivable	(40,463)	(377,857)	(168,276)
Inventory	54,817	(267,570)	5,777
Prepaid expenses and other current assets	68,139	(69,210)	(112,666)
Other assets	(30,332)	(31,884)	(28,844)
Accounts payable and accrued expenses	(111,795)	145,687	(7,799)

Net cash used for operating activities	(6,911,290)	(6,368,236)	(5,705,073)

Cash flows from investing activities:
Purchases of fixed assets	(507,932)	(185,898)	(131,597)
Capitalization of software development costs	(400,586)	(326,910)	(75,900)
Purchases of marketable securities	(3,630,473)	—	—
Proceeds from the maturity of marketable securities	—	3,573,361	4,574,805
Net cash (used in) provided by investing activities	(4,538,991)	3,060,553	4,367,308

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	10,098,503	3,621,297	208,832
Proceeds from utilization of bank credit line	231	542,845	58,810

Net cash provided by financing activities	10,098,734	4,164,142	267,642

Net increase (decrease) in cash and cash equivalents	(1,351,547)	856,459	(1,070,123)
Cash and cash equivalents, beginning of year	2,657,392	1,305,845	2,162,304

Cash and cash equivalents, end of year	$1,305,845	$2,162,304	$1,092,181

The accompanying notes are an integral part of these financial statements.

Supplemental Disclosure of Cash Flow Information

        During 2000, 2001 and 2002 the Company paid $12,056, $13,244 and $17,053, respectively, in interest expense.

CAMBRIDGE HEART, INC.

NOTES TO FINANCIAL STATEMENTS

1. The Company

        Cambridge Heart, Inc. (the "Company") was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to cardiology group practices, hospitals and research institutions. The Company is subject to risks common to companies in the biotechnology, medical device and diagnostic industries, including but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with governmental regulations.

        The Company's financial statements have been prepared on a going concern basis, which assumes the Company will realize its assets and discharge its liabilities in the normal course of business. The Company has experienced recurring losses from operations of $8,172,442, $6,865,742 and $6,009,885 for the fiscal years ended December 31, 2000, 2001 and 2002, respectively and recurring negative cash flow from operations of $6,911,290, $6,368,236 and $5,705,073 for the fiscal years ended December 31, 2000, 2001 and 2002, respectively. In addition, the Company has an accumulated deficit of $49,024,294 at December 31, 2002.

        The Company is evaluating various alternatives to generate additional cash. These alternatives include the sale of debt or equity securities, entering into strategic alliances, increasing sales volume and managing expenses. Specifically, the Company has a non-binding letter of intent with a leading medical technology company for a loan of $1 million. The loan would be convertible into shares of the Company's common stock at the lender's discretion or payable at the end of 24 months. Funding of the loan is conditioned upon raising $2 million of additional funds from the sale of equity securities and completion of definitive agreements. The Company anticipates that if it is unsuccessful in its efforts to raise additional capital resources, and it does not materially alter the present rate at which it utilizes these resources, then the Company expects it will have sufficient capital resources to satisfy its capital requirements through the second quarter of Fiscal 2003. The financial statements do not include any adjustments that may result from the outcome of this uncertainty.

2. Summary of Significant Accounting Policies

        Significant accounting policies followed by the Company are as follows:

  Cash Equivalents and Marketable Securities

        The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Marketable Securities consist of money market accounts, short-term securities of state government agencies, and short-term corporate bonds and commercial paper of companies with strong credit ratings and in diversified industries. The short-term securities of state government agencies are redeemable at their face value, and bear interest at variable rates which are adjusted on a frequent basis. Accordingly, these investments are subject to minimal credit and market risk. The short-term corporate bonds and short-term securities of state government agencies with maturities greater than three months from date of purchase, totaling $6,576,036 and $2,001,231 at December 31, 2001 and 2002, respectively, are classified as held to maturity, and mature within one year. The short-term commercial paper, short-term securities of state government agencies with maturities less than three months from date of purchase and money market securities, totaling $1,586,246 and $195,116 at December 31, 2001 and 2002, respectively, are classified as cash equivalents.

All of these investments have been recorded at amortized cost, which approximates fair market value. No realized or unrealized gains or losses have been recognized.

  Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximate their fair values at December 31, 2001 and 2002.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out method.

  Fixed Assets

        Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method based on estimated useful lives. Repair and maintenance costs are expensed as incurred. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

  Segment

        Management uses consolidated financial information in determining how to allocate resources and assess performance. For this reason, the Company has determined that it is engaged principally in one industry segment. See Note 12 with respect to significant customers and with respect to sales in other geographic areas.

  Revenue Recognition

        Revenue from the sale of product to all of the Company's customers is recognized upon shipment of goods provided that risk of loss has passed to the customer, all of the Company's obligations have been fulfilled, persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is probable. Revenue from the sale of product to all of our third party distributors with whom we have a relationship is subject to the same recognition criteria. These distributors provide all direct repair and support services to their customers. Revenue from maintenance contracts and license agreements is recorded over the term of the underlying agreement. Payments of $15,490 at December 31, 2002 ($34,088 at December 31, 2001) received in advance of services being performed is recorded as deferred revenue and included in current liabilities in the accompanying balance sheet.

  Research and Development and Capitalized Software Development Costs

        Research, engineering and product development costs, except for certain software development costs, are expensed as incurred. Capitalization of software development costs begins upon the establishment of technological feasibility of both the software and related hardware as defined by Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed," and ceases upon the general release of the products to the public. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

        The Company amortizes software development costs on a straight-line basis over the estimated economic life of the product generally 3 years. The Company evaluates these costs for impairment at each balance sheet date by comparing the net realizable value of the product containing the software to the unamortized capitalized costs of that software. The amount by which the unamortized capitalized cost of the software exceeds the net realizable value of the software is written off. The net realizable value is determined as the estimated future gross revenues from that product containing the software reduced by the estimated future costs of completing and disposing of that product.

        Costs capitalized at December 31, 2002, which are included in other assets in the accompanying balance sheet, were $411,000 ($620,000 at December 31, 2001), net of $1,070,000 of accumulated amortization ($786,000 at December 31, 2001).

  Licensing Fees and Patent Costs

        The Company has entered into a licensing agreement giving the Company the exclusive rights to certain patents and technologies and the right to market and distribute any products developed, subject to certain covenants. Payments made under this licensing agreement and costs associated with patent applications have generally been expensed as incurred, because recovery of these costs is uncertain. However, certain costs associated with patent applications for products and processes which have received regulatory approval and are available for commercial sale have been capitalized and are being amortized over their estimated economic life of 5 years. The amount of unamortized cost capitalized at December 31, 2002 was $129,000 compared to $61,000 at December 31, 2001, which is included in other assets in the accompanying balance sheet.

  Stock-Based Compensation

        Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires that companies either recognize compensation expense for grants of stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income (loss) and net income (loss) per share in the notes to the financial statements. At December 31, 2002, the Company has four stock-based compensation plans, which are described more fully in Note 7. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized under SFAS 123 for the Company's employee stock option plans. Had compensation cost for the awards under those plans been determined based on the grant date fair values, consistent with the method required under SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

	Year ended December 31,
	2000	2001	2002
Net loss:
As reported	$7,599,373	$6,466,433	$5,922,685
Stock-based compensation expense included in reported net loss	$(133,832)	$(81,145)	$47,997
Total stock-based compensation under the fair-value-based method for all awards	$403,705	$908,337	$697,240

Pro forma	$7,869,246	$7,293,625	$6,667,922
Net loss per share:
As reported—basic and diluted	$0.50	$0.37	$0.30
Pro forma—basic and diluted	$0.51	$0.42	$0.34

  Use of Estimates

        The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to incentive compensation, product returns, bad debts allowances, inventory valuation, investments valuation, intangible assets, income taxes, financing operations, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

  Net Loss Per Share

        Consistent with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. Options to purchase 1,979,250, 2,954,000 and 3,196,200 shares of common stock and warrants for the purchase of 1,455,345, 1,548,326 and 1,370,400 shares of common stock have been excluded from the calculation of diluted weighted average share amounts as their inclusion would have been anti-dilutive.

  Comprehensive Income

        Comprehensive income is comprised of two components, net income and other comprehensive income. For the years ended December 31, 2002, 2001 and 2000, the Company had no other comprehensive income.

  New Accounting Pronouncements

        In July 2002, the FASB issued SFAS 146, Accounting for Costs Associated with Exit or Disposal Activities. SFAS 146 requires that a liability for a cost associated with an exit or disposal activity be recognized at its fair market value when the liability is incurred, rather than at the date of an entity's commitment to an exit plan. The provisions of SFAS 146 are effective for exit or disposal activities that are initiated after December 31, 2002. The adoption of SFAS 146 has not had a material effect on the Company's financial statements.

        In November 2002, the FASB issued FASB Interpretation No. 45 ("FIN 45"), "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, an interpretation of FASB Statements No. 5, 57, and 107 and Rescission of FASB Interpretation No. 34." FIN 45 elaborates on the disclosures to be made by a guarantor in its interim and annual financial statements about its obligations under certain guarantees that it has issued. It also requires that a guarantor recognize, at the inception of a guarantee, a liability for the fair value of certain guarantees. The initial recognition and initial measurement provisions of FIN 45 are applicable on a prospective basis to guarantees issued or modified after December 31, 2002. The Company does not expect the adoption of the initial recognition and measurement provisions in the first quarter of 2003 to have a significant impact on its financial condition or results of operations. The disclosure requirements of FIN 45 are effective for financial statement periods ending after December 15, 2002, and are reflected in Note 10.

        In December 2002, the Financial Accounting Standards Board issued Statement of Financial Accounting Standards No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure" ("SFAS 148"). SFAS 148 provides alternative methods of transition for a voluntary change to the fair value method of accounting for stock-based employee compensation as originally provided by SFAS No. 123 "Accounting for Stock-Based Compensation". Additionally, SFAS 148 amends the disclosure requirements of SFAS 123 to require prominent disclosure in both the annual and interim financial statements about the method of accounting for stock-based compensation and the effect of the method used on reported results. The transitional requirements of SFAS 148 will be effective for all financial statements for fiscal years ending after December 15, 2002. The disclosure requirements shall be effective for financial reports containing condensed financial statements for interim periods beginning after December 15, 2002. We expect to adopt the disclosure portion of this statement for the quarter ending March 31, 2003. The application of this standard will have no impact on our consolidated financial position or results of operations.

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Although the FASB's initial focus was on special-purpose entities (SPEs), the final guidance applies to a wide range of entities. FIN 46 applies to new entities that are created after the effective date, as well as applies to existing entities. The FIN is effective to preexisting entities as of the beginning of the first interim period beginning after June 15, 2003, and to any new entities beginning February 1, 2003. Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The Company is evaluating the impact of FIN 46 on it financial statements.

3. Fixed Assets

        Fixed assets consist of the following:

	Estimated useful lives (years)	December 31,
		2001	2002
Computer equipment	3-5	$623,816	$634,777
Manufacturing equipment	5	409,745	418,158
Office furniture	7	85,552	87,028
Sales demonstration and clinical equipment	3	903,751	1,008,972

		2,022,864	2,148,935
Less—accumulated depreciation		1,360,840	1,687,591

		$662,024	$461,344

4. Accrued Expenses

        Accrued expenses consist of the following:

	December 31,
	2001	2002
Accrued employee compensation	$325,734	$212,316
Accrued clinical trial costs	78,400	23,900
Accrued professional fees	44,700	54,755
Accrued other	208,245	228,770

	$657,079	$519,741

5. Line of Credit

        The Company has a working capital line which provides a borrowing base of 80% of eligible accounts receivable as defined in the Security and Loan agreement, up to a maximum borrowing of $1,200,000, payable on demand. Under the terms of the Security and Loan agreement, up to $300,000 is available as a term loan, amortized over 24 months commencing January 1, 2002, for financing the purchase of eligible capital equipment, including computer hardware and manufacturing molds and tooling as defined in the agreement, through December 31, 2002. The remaining unused portion of the $1,200,000 facility is available to finance eligible customer receivable balances as defined in the agreement. Interest is payable in arrears at the bank's prime rate plus 2% (6.25% at December 31, 2002). The entire outstanding balance is collateralized by all of our tangible assets excluding intellectual property. The Company issued a warrant for the purchase of 21,053 shares of our common stock expiring September 26, 2007 with an exercise price of $2.28 per share as part of the agreement the value of which is immaterial. The Security and Loan agreement is scheduled to expire on

September 25, 2003. The amount outstanding on the line of credit at December 31, 2002 is $800,926. The Company has incurred interest expense of $17,053 in 2002.

6. Stockholders' Equity

  Preferred Stock

        The Company's Board of Directors has authorized 2,000,000 shares of the Company's $0.001 par value preferred stock. The preferred stock may be issued at the discretion of the Board of Directors of the Company (without stockholder approval) with such designations, rights and preferences as the Board of Directors may determine from time to time. This preferred stock may have dividend, liquidation, redemption, conversion, voting or other rights, which may be more expansive than the rights of the holders of the common stock.

  Common Stock

        The Company's Board of Directors has authorized 50,000,000 shares of the Company's $0.001 par value common stock. At December 31, 2002, the Company has 19,503,340 shares outstanding.

  Warrants

        During 2001, the Company had entered into agreements with holders of previously issued warrants for the purchase of 737,832 shares of common stock. Pursuant to these agreements, the exercise price per share of each warrant was reduced to $1.50 in exchange for a shortened exercise period and the requirement that the warrants be exercised for cash. Of these amended warrants, warrants for the purchase of 183,629 and 539,203 shares of common stock were exercised in 2002 and 2001, respectively. These warrants were originally granted in connection with the sale of the Company's common stock, and as such, any value associated with these warrants was accounted for entirely within the equity section of the financial statements at the time of sale and all cash received for the sale of the Company's common stock and these warrants in excess of their par value was recorded as additional paid-in-capital at the time of sale. Therefore, all adjustments resulting from the repricing and subsequent exercise of these warrants during 2001 and 2002, was recorded as additional paid-in-capital. There were no warrants with amended terms outstanding at December 31, 2002.

        A roll-forward of outstanding warrants for the Company for the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	December 31, 2000		December 31, 2001		December 31, 2002
	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price	Number of Warrants	Weighted Average Exercise Price
Outstanding at beginning of year	504,651	$3.62	1,455,345	$3.63	1,548,326	$2.76
Issued	1,111,273	3.50	1,387,516	2.13	21,053	2.28
Exercised	(74,867)	3.94	(539,203)	1.68	(183,629)	1.50
Canceled	(85,712)	3.50	(755,332)	3.87	(15,350)	1.50

Outstanding at end of year	1,455,345	$3.63	1,548,326	$2.76	1,370,400	$2.94

        Total warrants outstanding at December 31, 2002 by expiration date were as follows:

	Number of Shares	Exercise Price Per Share	Expiration Date
Common stock	66,667	$3.710	June 9, 2003
Common stock	76,414	$3.500	October 6, 2004
Common stock	11,582	$4.200	December 9, 2004
Common stock	562,500	$3.500	September 14, 2005
Common stock	632,184	$2.280	December 21, 2006
Common stock	21,053	$2.280	September 26, 2007

7. Stock Plans

  2001 Stock Incentive Plan

        During 2001, the Board of Directors authorized the 2001 Stock Incentive Plan providing for the issuance of up to 1,700,000 shares of the Company's common stock to eligible employees, officers, directors, consultants and advisors. The total number of shares of common stock that may be issued pursuant to the exercise of options granted under the 2001 Plan are 1,288,700. Of this amount 503,488 are exercisable at December 31, 2002. Under the terms of the plan, incentive stock options may not be granted at less than fair market value of the Company's common stock at the date of the grant and for a term not to exceed ten years.

        All options granted during 2000, 2001 and 2002 have exercise prices equal to the fair market value of the common stock at the date of grant. Transactions under all of the Company's stock option plans during the years ended December 31, 2000, 2001 and 2002 are summarized as follows:

	December 31, 2000		December 31, 2001		December 31, 2002
	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price	Number of Options	Weighted Average Exercise Price
Outstanding at beginning of year	1,705,450	$3.53	1,979,250	$2.79	2,954,000	$2.63
Granted	552,500	3.18	1,140,000	2.45	403,950	1.23
Exercised	(6,250)	1.68	(60,000)	0.20	—	—
Canceled	(272,450)	5.57	(105,250)	4.52	(161,750)	3.09

Outstanding at end of year	1,979,250	$2.79	2,954,000	$2.63	3,196,200	$2.43

Exercisable at end of year	971,725	$2.27	1,434,067	$2.49	2,060,897	$2.52

Weighted average fair value of options granted during the year		$1.27		$0.45		$0.43

        The following table summarizes information about stock options outstanding under all of the Company's stock option plans at December 31, 2002:

Range of exercise prices	Number Outstanding	Weighted Average Remaining Contractual Life in Years	Weighted Average Exercise Price	Number of Options Exercisable	Weighed Average Exercise Price of Options Exercisable
$.020-$1.00	716,587	4.02	$0.47	554,712	$0.39
$1.01-$2.50	513,913	7.17	$1.73	239,933	$1.99
$2.51-$4.00	1,645,200	7.50	$2.75	936,752	$2.80
$4.01-$9.38	320,500	6.48	$6.30	329,500	$5.73

	3,196,200	6.57	$2.43	2,060,897	$2.52

        At December 31, 2002, 3,196,200 shares of common stock were reserved for issuance upon exercise of the options issued under the Company's stock option plans and there are 371,300 options available for future grant. Outstanding options generally vest on a pro rata basis over a period of three to five years.

        The Company has recorded compensation expense (benefit) related to options granted to non-employee consultants for services rendered, totaling $118,342 in 2000, $67,525 in 2001, and $(57,460) in 2002, based on the market price of our common stock.

  1996 Employee Stock Purchase Plan

        During 1996, the Board of Directors authorized the 1996 Employee Stock Purchase Plan (the "Purchase Plan"). The Purchase Plan provides for the issuance of up to 100,000 shares of the Company's common stock to eligible employees. Under the Purchase Plan, the Company is authorized to make one or more offerings during which employees may purchase shares of common stock through payroll deductions made over the term of the offering. The term of individual offerings, which are set by the Board of Directors, may be for periods of twelve months or less and may be different for each offering. The per-share purchase price at the end of each offering is equal to 85% of the fair market value of the common stock at the beginning or end of the offering period (as defined by the Purchase Plan), whichever is lower.

        In June 2002, the Stockholders voted to increase the number of shares authorized under the plan to 300,000 shares.

        The Company issued 14,961, 34,200 and 52,960 shares of common stock at an average price of $3.01, $1.56 and $0.80 during 2000, 2001 and 2002 respectively. At December 31, 2002, the Company had 160,290 shares of common stock reserved for issuance under the Purchase Plan.

  Fair Value Disclosures

        As discussed in Note 2, the Company has elected to adopt SFAS 123 for options granted to employees for disclosure only. Had compensation cost for the Company's option plans and employee stock purchase plan been determined based on the fair value of the options at the grant dates, as prescribed in SFAS 123, for options granted in 1999, 2000 and 2001 the Company's net loss and net loss per share would have been as follows:

	Year ended December 31,
	2000	2001	2002
Net loss:
As reported	$7,599,373	$6,466,433	$5,922,685
Pro forma	$7,869,246	$7,293,625	$6,667,922
Net loss per share:
As reported—basic and diluted	$0.50	$0.37	$0.30
Pro forma—basic and diluted	$0.51	$0.42	$0.34

        The fair value of each option grant under SFAS 123 was estimated on the date of grant using the Black-Scholes option pricing model with the following assumptions used for grants in 2000, 2001 and 2002, respectively: (i) dividend yield of 0% for all periods; (ii) expected volatility of 0%-50%, 50%, and 50%; (iii) risk free interest rates of 4.58%, 4.56% and 3.82%; and (iv) expected option terms of 4 years for 2000, 2001 and 2002. SFAS 123 requires that volatility be considered in the calculation of the fair value of an option grant only for grants made when an entity has publicly traded securities or has filed a registration statement to do so. Accordingly, a volatility of 0% was utilized for options granted by the Company prior to the initial filing of its Registration Statement on Form S-1 in 1996.

        The above pro forma disclosures reflect options granted during 2000, 2001 and 2002 only. Because additional option grants are expected to be made each year and options vest over several years, the above pro forma disclosures are not necessarily representative of the pro forma effects of reported net income (loss) for future years.

8. Income Taxes

        The income tax benefit consists of the following:

	Year ended December 31,
	2000	2001	2002
Income tax benefit:
Federal	$2,375,768	$2,324,271	$2,179,333
State	470,107	387,456	(45,865)

	2,845,875	2,711,727	2,133,468
Deferred tax asset valuation allowance	(2,845,875)	(2,711,727)	(2,133,468)

	$—	$—	$—

        Deferred tax assets (liabilities) are comprised of the following:

	December 31,
	2000	2001	2002
Net operating loss carryforwards	$15,049,459	$14,313,684	$16,201,442
Research and development tax credit carryforwards	1,525,425	1,465,918	1,609,747
Capitalized research and development	—	3,430,042	3,518,767
Other	77,403	187,893	113,731

Gross deferred tax assets	16,652,287	19,397,537	21,443,687
Capitalized software	(158,893)	(331,305)	(249,497)
Fixed assets	(14,829)	(63,695)	(71,774)
Patent costs	(23,723)	(38,017)	(24,428)

Net deferred tax assets	16,454,842	18,964,520	21,097,988
Deferred tax asset valuation allowance	(16,454,842)	(18,964,520)	(21,097,988)
	$—	$—	$—

        The Company has generated taxable losses from operations since inception and, accordingly, has no taxable income available to offset the carryback of net operating losses. In addition, although management's operating plans anticipate taxable income in future periods, such plans provide for taxable losses over the near term and make significant assumptions which cannot be reasonably assured including approval of the Company's products and labeling claims by the U.S. Food and Drug Administration and market acceptance of the Company's products by customers. Based upon the weight of all available evidence, the Company has provided a full valuation allowance for its deferred tax assets since, in the opinion of management, realization of these future benefits is not sufficiently assured (defined as a likelihood of slightly more than 50 percent).

        Approximately $1,367,491 of the deferred tax asset attributable to net operating loss carryforwards was generated by the exercise of certain non-qualified stock options. Any future utilization of this amount will be credited directly to additional paid-in-capital, and not the income tax provision.

        Income taxes computed using the federal statutory income tax rate differs from the Company's effective tax rate primarily due to the following:

	Year ended December 31,
	2000	2001	2002
Statutory U.S. federal tax rate	(35.0)%	(35.0)%	(35.0)%
State taxes, net of federal tax benefit	(6.2)	(6.0)	(6.2)
Non-deductible expenses	1.5	0.7	0.2
Federal research and development credits	(.6)	(2.2)	(1.3)
Other	(1.6)	0.5	6.3
Valuation allowance on deferred tax assets	37.5	42.0	36.0

	—%	—%	—%

        As of December 31, 2002, the Company has approximately $41,600,000 federal and $32,800,000 state net operating loss carryforwards and $1,147,000 and $702,000 of federal and state research and development credits, respectively, which may be used to offset future federal and state taxable income and tax liabilities, respectively. The credits and carryforwards expire in various years ranging from 2003 to 2022.

        An ownership change, as defined in the Internal Revenue Code, resulting from the Company's issuance of additional stock may limit the amount of net operating loss and tax credit carryforwards that can be utilized annually to offset future taxable income and tax liabilities. The amount of the annual limitation is determined based upon the Company's value immediately prior to the ownership change. The Company has determined that ownership changes have occurred at the time of the Series A Preferred Stock issuance in 1993 and the Series B Preferred Stock issuance in 1995, but has not yet determined the amount of the annual limitations. However, management does not believe that such limitations would materially impact the Company's ability to ultimately utilize its carryforwards, provided sufficient taxable income is generated in future years, although the limitations may impact the timing of such utilization. Subsequent significant changes in ownership could further affect the limitations in future years.

9. Savings Plan

        In January 1995, Cambridge Heart adopted a retirement savings plan for all employees pursuant to Section 401(k) of the Internal Revenue Code. Employees become eligible to participate on the first day of the calendar quarter following their hire date. Employees may contribute any whole percentage of their salary, up to a maximum annual statutory limit. The Company is not required to contribute to this plan. The Company made no contributions to this plan in 2000, 2001 or 2002.

10. Commitments

  Guarantor Arrangements

        As permitted under Delaware law, the Company's Amended and Restated Certificate of Incorporation provides that the Company will indemnify its officers and Directors for certain claims asserted against them in connection with their service as an officer or Director of the Company. The indemnification does not apply if the person is adjudicated not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of the Company. The indemnification obligation survives termination of the indemnified party's involvement with the Company but only as to those claims arising from such person's role as an officer or director. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited; however, the Company has Director and Officer insurance policies that, in most cases, would limit its exposure and enable it to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the estimated fair value of these indemnification provisions is minimal. All of these indemnification provisions were grandfathered under the provisions of FIN 45 as they were in effect prior to December 31, 2002. Accordingly, we have no liabilities recorded for these provisions as of December 31, 2002.

        The Company enters into indemnification provisions under its agreements with other companies in its ordinary course of business, typically with business partners and customers. Under these provisions the Company generally indemnifies and hold harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company maintains a products liability insurance policy that limits its exposure. Based on the Company's historical activity in combination with its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of December 31, 2002.

        The Company warrants all of our non-disposable products as to compliance with their specifications and that the products are free from defects in material and workmanship for a period of 12 months from date of delivery. The Company maintains a reserve for the estimated costs of potential future repair of our products during this warranty period. The amount of reserve is based on the Company's actual return and repair cost experience. The Company has $40,260 of accrued warranties at December 31, 2002.

  Operating Leases

        The Company has various non-cancelable operating leases for office space and equipment which expire through 2006. Certain of these leases provide the Company with various renewal options. Total rent expense under all operating leases was approximately $231,043, $226,441 and $198,150 for the years ended December 31, 2000, 2001 and 2002, respectively.

        At December 31, 2002, future minimum rental payments under the non-cancelable leases are as follows:

2003	$188,789
2004	15,872
2005	14,762
2006	7,688

  License Maintenance Fees

        Under the terms of certain license, consulting and technology agreements, the Company is required to pay royalties on sales of its products. Minimum license maintenance fees under the license agreement, which can be credited against royalties otherwise payable for each year, are $10,000 per year through 2007. We are committed to pay an aggregate of $50,000 of such minimum license maintenance fees subsequent to December 31, 2002 as the technology is used. License maintenance fees paid during 2000 and 2001 amounted to $40,000 and $30,000, respectively, in each year. License maintenance paid during 2002 totaled $20,000. The future minimum license maintenance fee commitments at December 31, 2002 are approximately as follows:

2003	$10,000
2004	10,000
2005	10,000
2006	10,000
2007	10,000

$50,000

        During the term of these license agreements, the Company is obligated to pay a royalty (ranging from 1.5% to 2.0%) based on net sales of any products developed from the licensed technologies. The license maintenance fees described above are creditable against royalties otherwise payable for such year.

11. Related Party Transactions, Including Royalty Obligations

  License Agreement/Consulting and Technology Agreement

        The Company is party to a consulting and technology agreement with a member of the Company's Board of Directors. This individual is also Chairman of the Company's Scientific Advisory Board. This agreement, which is renewable each year, required the Company to pay a consulting fees of $217,494, $135,329 and $135,000 during Fiscal 2000, 2001 and 2002, respectively, which are included in research and development expense in the accompanying statement of operations. The agreement also requires that the Company pay a royalty of 1% of net sales of products developed from certain technologies developed by this individual. If the Company chooses to sublicense these products to an unrelated third party, the royalty will be based on 7% of the gross revenue received from the unrelated third party for products developed from the technology. The agreement also included the Company to grant stock options to this individual to purchase 45,000 shares of its common stock vesting annually over a 3 year period and granted an additional option to purchase 20,000 shares vesting annually over a 4 year period in Fiscal 2000 and 35,000 shares vesting annually over a 4 year period during Fiscal 2001.

        Operations through December 31, 2002 did not result in the recognition of any material royalty expense in connection with these agreements.

12. Major Customers, Export Sales and Concentration of Credit Risk

        As of December 31, 2000, three customers accounted for 20%, 13%, and 11% of total revenues and 4%, 23% and 19% of the account receivable balance as of December 31, 2000, respectively. At December 31, 2001, three customers accounted for 27%, 15%, and 10% of total revenues and 45%, 6% and 14% of the account receivable balance, respectively. At December 31, 2002, one customer accounted for 19% of total revenues and 29% of the accounts receivable balance. During the years ended December 31, 2000, 2001 and 2002, export sales accounted for 40%, 30% and 19% of the total revenues, respectively. Company policy does not require collateral on accounts receivable balances.

PART I—FINANCIAL INFORMATION

ITEM 1. FINANCIAL STATEMENTS

CAMBRIDGE HEART, INC.
BALANCE SHEET
(UNAUDITED)

	December 31, 2002	March 31, 2003
Assets
Current assets:
Cash and cash equivalents	$1,092,181	$632,930
Marketable securities	2,001,231	900,000
Accounts receivable (net of allowance for doubtful accounts of $45,000 and $44,009 at December 31, 2002 and March 31, 2003, respectively)	1,163,752	935,446
Inventory	667,889	538,316
Prepaid expenses and other current assets	253,934	286,340

Total current assets	5,178,987	3,293,032
Fixed assets, net	461,344	388,367
Other assets	548,379	474,506

Total Assets	$6,188,710	$4,155,905

Liabilities and stockholders' equity
Current liabilities:
Accounts payable	$703,948	$402,735
Accrued expenses	519,741	348,110
Short term debt	803,029	486,984

Total current liabilities	2,026,718	1,237,829
Long term debt	5,584	5,258

Total Liabilities	2,032,302	1,243,087
Stockholder's equity:
Common stock, $.001 par value; 50,000,000 shares authorized at December 31, 2002 and March 31, 2003, respectively; 19,503,340 shares issued and outstanding at December 31, 2002 and March 31, 2003, respectively	19,503	19,503
Additional paid-in capital	53,161,199	53,161,292
Accumulated deficit	(49,024,294)	(50,267,977)

Total stockholders' equity	4,156,408	2,912,818

	$6,188,710	$4,155,905

See accompanying notes to condensed financial statements.

CAMBRIDGE HEART, INC.
STATEMENT OF OPERATIONS
(UNAUDITED)

	Three months ended March 31,
	2002	2003
Revenue	$908,723	$1,103,575
Cost of goods sold	696,793	710,666

Gross Profit (loss)	211,930	392,909
Cost and expenses:
Research and development	368,909	220,931
Selling, general and administrative	1,490,704	1,415,161

Loss from operations	(1,647,683)	(1,243,183)
Interest income	38,142	5,191
Interest expense	5,842	5,691

Net loss	$(1,615,383)	$(1,243,683)

Net loss per share—basic and diluted	$(0.08)	$(0.06)
Weighted average shares outstanding—basic and diluted.	19,366,794	19,503,340

See accompanying notes to condensed financial statements.

CAMBRIDGE HEART, INC.
STATEMENT OF CASH FLOWS
(UNAUDITED)

	Three months ended March 31,
	2002	2003
Cash flows from operating activities:
Net loss	$(1,615,383)	$(1,243,683)
Adjustments to reconcile net loss to net cash used for operating activities:
Depreciation and amortization	145,537	138,517
Loss on disposal of fixed assets	1,977	—
Compensation expense (benefit) related to variable stock options	(28,672)	93
Changes in operating assets and liabilities:
Accounts receivable	314,743	228,306
Inventory	32,967	129,573
Prepaid expenses and other current assets	(157,446)	(32,406)
Other assets	1,341	4,839
Accounts payable and accrued expenses	(78,868)	(472,844)

Net cash used for operating activities	(1,383,804)	(1,247,605)

Cash flows from investing activities:
Proceeds from the maturity of marketable securities	231,192	1,101,231
Purchase of fixed assets	(22,059)	5,094
Capitalization of software development costs	(19,150)	(1,600)

Net cash provided by investing activity	189,983	1,104,725

Cash flows from financing activities:
Proceeds from issuance of common stock, net of issuance costs	146,363	—
Proceeds from (payment on) bank credit line	(109,952)	(316,371)

Net cash provided by financing activities	36,411	(316,371)

Net decrease in cash and cash equivalents	(1,157,410)	(459,251)
Cash and cash equivalents at beginning of period	2,162,304	1,092,181

Cash and cash equivalents at end of period	$1,004,894	$632,930

See accompanying notes to condensed financial statements.

Supplemental Disclosure of Cash Flow Information

        The Company paid $5,842 and $5,691 in interest expense for the three month periods ended March 31, 2002 and March 31, 2003, respectively.

CAMBRIDGE HEART, INC.

NOTES TO CONDENSED FINANCIAL STATEMENTS

(UNAUDITED)

1. Nature of Business

        Cambridge Heart, Inc. (the "Company") was incorporated in Delaware on January 16, 1990 and is engaged in the research, development and commercialization of products for the non-invasive diagnosis of cardiac disease. The Company sells its products primarily to cardiology group practices, hospitals and research institutions. The Company is subject to risks common to companies in the biotechnology, medical device and diagnostic industries, including but not limited to, development by the Company or its competitors of new technological innovations, dependence on key personnel, protection of proprietary technology, and compliance with governmental regulations.

2. Summary of Significant Accounting Policies

        Significant accounting policies followed by the Company are as follows:

  Cash Equivalents and Marketable Securities

        The Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents. Marketable securities consist of money market accounts, short-term securities of state government agencies, and short-term corporate bonds and commercial paper of companies with strong credit ratings and in diversified industries. The short-term securities of state government agencies are redeemable at their face value, and bear interest at variable rates which are adjusted on a frequent basis. Accordingly, these investments are subject to minimal credit and market risk. The short-term corporate bonds and short-term securities of state government agencies with maturities greater than three months from date of purchase, totaling $2,001,231 and $900,000 at December 31, 2002 and March 31, 2003, respectively, are classified as held to maturity, and mature within one year. The short-term commercial paper, short-term securities of state government agencies with maturities less than three months from date of purchase and money market securities, totaling $195,116 and $145,293 at December 31, 2002 and March 31, 2003, respectively, are classified as cash equivalents. All of these investments have been recorded at amortized cost, which approximates fair market value. No realized or unrealized gains or losses have been recognized.

  Financial Instruments

        The carrying amounts of the Company's financial instruments, which include cash and cash equivalents, marketable securities, accounts receivable, accounts payable, and accrued expenses approximate their fair values at December 31, 2001 and March 31, 2003, respectively.

  Inventories

        Inventories are stated at the lower of cost or market. Cost is computed using standard cost, which approximates actual cost on a first-in, first-out method.

  Fixed Assets

        Fixed assets are stated at cost, less accumulated depreciation. Depreciation is provided using the straight-line method based on the estimated useful lives of the fixed assets. Repair and maintenance costs are expensed as incurred. Upon retirement or sale, the costs of the assets disposed and the related accumulated depreciation are removed from the accounts and any resulting gain or loss is included in the determination of net income.

  Segment

        Management uses consolidated financial information in determining how to allocate resources and assess performance. For this reason, the Company has determined that it is engaged principally in one industry segment. See Note 3 with respect to significant customers.

  Revenue Recognition

        Revenue from the sale of product to all of the Company's customers is recognized upon shipment of goods provided that risk of loss has passed to the customer, all of the Company's obligations have been fulfilled, persuasive evidence of an arrangement exists, the fee is fixed or determinable, and collectibility is probable. Revenue from the sale of product to all of our third-party distributors with whom we have a relationship is subject to the same recognition criteria. These distributors provide all direct repair and support services to their customers. Revenue from maintenance contracts and license agreements is recorded over the term of the underlying agreement. Payments of $30,322 at March 31, 2002 ($15,490 at December 31, 2002) received in advance of services being performed is recorded as deferred revenue and included in current liabilities in the accompanying balance sheet.

  Research and Development and Capitalized Software Development Costs

        Research, engineering and product development costs, except for certain software development costs, are expensed as incurred. Capitalization of software development costs begins upon the establishment of technological feasibility of both the software and related hardware as defined by Statement of Financial Accounting Standards No. 86, "Accounting for the Cost of Computer Software to be Sold, Leased, or Otherwise Marketed," and ceases upon the general release of the products to the public. The establishment of technological feasibility and the ongoing assessment of recoverability of capitalized software development costs requires considerable judgment by management with respect to certain external factors, including, but not limited to, technological feasibility, anticipated future gross revenues, estimated economic life and changes in software and hardware technologies.

        The Company amortizes software development costs on a straight-line basis over the estimated economic life of the product generally 3 years. The Company evaluates these costs for impairment at each balance sheet date by comparing the net realizable value of the product containing the software to the unamortized capitalized costs of that software. The amount by which the unamortized capitalized cost of the software exceeds the net realizable value of the software is written off. The net realizable value is determined as the estimated future gross revenues from that product containing the software reduced by the estimated future costs of completing and disposing of that product.

        Costs capitalized at March 31, 2003, which are included in other assets in the accompanying balance sheet, were $343,869 ($410,693 at December 31, 2002), net of $1,138,859 of accumulated amortization ($1,070,435 at December 31, 2002).

  Licensing Fees and Patent Costs

        The Company has entered into a licensing agreement giving the Company the exclusive rights to certain patents and technologies and the right to market and distribute any products developed, subject to certain covenants. Payments made under this licensing agreement and costs associated with patent applications have generally been expensed as incurred, because recovery of these costs is uncertain. However, certain costs associated with patent applications for products and processes that have received regulatory approval and are available for commercial sale have been capitalized and are being amortized over their estimated economic life of 5 years. The amount of unamortized cost capitalized at March 31, 2003 was $122,080 compared to $129,129 at December 31, 2002, which is included in other assets in the accompanying balance sheet.

  Stock-Based Compensation

        Statement of Financial Accounting Standards No. 123 (SFAS 123), "Accounting for Stock-Based Compensation," requires that companies either recognize compensation expense for grants of stock options and other equity instruments based on fair value, or provide pro forma disclosure of net income (loss) and net income (loss) per share in the notes to the financial statements. At March 31, 2003, the Company has four stock-based compensation plans. The Company accounts for those plans under the recognition and measurement principles of Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees," and related interpretations. Accordingly, no compensation cost has been recognized under SFAS 123 for the Company's employee stock option plans. Had compensation cost for the awards under those plans been determined based on the grant date fair values, consistent with the method required under SFAS 123, the Company's net income (loss) and net income (loss) per share would have been reduced to the pro forma amounts indicated below:

	Three months ended March 31,
	2002	2003
Net loss:
As reported	$1,615,383	$1,243,683
Stock-based compensation expense included in reported net loss	$28,672	$(93)
Total stock-based compensation under the fair-value-based method for all awards	$157,637	$135,123

Pro forma	$1,801,692	$1,378,713
Net loss per share:
As reported—basic and diluted	$0.08	$0.06
Pro forma—basic and diluted	$0.09	$0.07

        The fair value of each stock option is estimated on the date of grant using the Black-Scholes option-pricing model with the following assumptions

	2002	2003
Expected Life	4 years	4 years
Expected Volatility	50%	50%
Dividend Yield	0%	0%
Weighted Average Risk-free Interest Rate	3.82%	2.78%

  Use of Estimates

        The preparation of financial statements requires management to make estimates and judgments that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. On an on-going basis, the Company evaluates its estimates, including those related to incentive compensation, product returns, bad debts allowances, inventory valuation, investments valuation, intangible assets, income taxes, financing operations, warranty obligations, and contingencies and litigation. The Company bases its estimates on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions.

  Net Loss Per Share

        Consistent with Statement of Financial Accounting Standards No. 128, "Earnings Per Share," basic loss per share amounts are based on the weighted average number of shares of common stock outstanding during the period. Diluted loss per share amounts are based on the weighted average number of shares of common stock and potential common stock outstanding during the period. Options to purchase 3,022,450 and 3,420,700 shares of common stock and warrants for the purchase of 1,399,396 and 1,370,400 shares of common stock have been excluded from the calculation of diluted weighted average share amounts as their inclusion would have been anti-dilutive for the three month period ending March 31, 2002 and 2003, respectively.

  Comprehensive Income

        Comprehensive income is comprised of two components, net income and other comprehensive income. For the three months ended March 31, 2002 and 2003, the Company had no other comprehensive income.

3. Major Customers and Concentration of Credit Risk

        For the three months ended March 31, 2003, one customer of the Company accounted for 23% of total revenues. This customer accounted for 17% of the accounts receivable balance at March 31, 2003. The Company does not anticipate any problems in collecting this outstanding balance. For the three months ended March 31, 2002, two customers of the Company accounted for 13% and 17%, respectively, of total revenues. These customers accounted for 21% and 6%, respectively, of the accounts receivable balance at March 31, 2002.

4. Inventory

        Inventories consisted of the following at December 31, 2002 and March 31, 2003:

	December 31, 2002	March 31, 2003
Raw Materials	$579,586	$477,546
Work in Process	9,976	910
Finished Goods	78,327	59,860

	$667,889	$538,316

5. Line of Credit

        The Company has a working capital line of credit which provides a borrowing base of 80% of eligible accounts receivable as defined in the Loan and Security agreement, up to a maximum borrowing of $1,200,000, payable on demand. Under the terms of the Loan and Security agreement, up to $300,000 is available as a term loan, amortized over 24 months commencing January 1, 2002 for financing the purchase of eligible capital equipment, including computer hardware and manufacturing molds and tooling as defined in the agreement, through December 31, 2002. The remaining unused portion of the $1,200,000 facility is available to finance eligible customer receivable balances as defined in the agreement. Interest is payable in arrears at the bank's prime rate plus 2%. The entire outstanding balance is collateralized by all of the Company's tangible assets, excluding intellectual property. In connection with the working capital line, the Company issued a warrant to the bank for the purchase of up to 21,053 shares of the Company's common stock. The warrant expires on September 26, 2007 and had an exercise price of $2.28 per share. In connection with the financing described in Note 8, the Company made adjustments to this warrant so that the warrant is now exercisable for 37,110 shares of the Company's common stock and the exercise price is now $1.2935 per share. The Loan and Security agreement is scheduled to expire on September 25, 2003. The amount outstanding on the line of credit at March 31, 2003 was $486,984. The Company incurred interest expense of $5,691 for the three months ended March 31, 2003.

        Under the Loan and Security agreement, the Company is obligated to comply with certain representations, warranties and covenants, including financial condition covenants and covenants requiring the Company to maintain a minimum tangible net worth, as defined in the agreement. Due to receiving the going concern opinion issued in connection with the Company's audited financial statements for the period ended December 31, 2003, the Company was prohibited from borrowing any additional funds effective April 1, 2003. Payment terms and conditions on the existing outstanding balance remained the same.

        On April 4, 2003, the Company received notice from Silicon Valley Bank that the Company was in default under the Loan and Security Agreement as a result of a "material adverse change in its business, operations or condition." This notification was provided to the Company by the bank as a result of the report of the Company's independent accountants on the completion of their audit of the Company's financial statements for the year ended December 31, 2002, in which they expressed substantial doubt about the Company's ability to continue as a going concern. Silicon Valley Bank advised the Company that this notification of an event of default would not result in the termination of the Company's agreement. On May 8, 2003, the Company entered into a Loan Modification Agreement with Silicon Valley Bank that updates selected financial covenants in the original Loan and Security Agreement and includes a waiver of the April 4, 2003 event of default which was conditioned on the completion of the financing described in Note 8. As a result of this waiver, the Company is able to continue its normal utilization of the $1.2 million credit facility.

6. Recent Accounting Pronouncements

        In January 2003, the FASB issued FIN 46, Consolidation of Variable Interest Entities, an Interpretation of ARB No. 51. The primary objective of the Interpretation is to provide guidance on the identification of, and financial reporting for, entities over which control is achieved through means other than voting rights; such entities are known as variable-interest entities (VIEs). Although the FASB's initial focus was on special-purpose entities (SPEs), the final guidance applies to a wide range of entities. FIN 46 applies to new entities that are created after the effective date, as well as to existing entities. The FIN is effective to preexisting entities as of the beginning of the first interim period beginning after June 15, 2003, and to any new entities beginning February 1, 2003. Once it goes into effect, FIN 46 will be the guidance that determines (1) whether consolidation is required under the "controlling financial interest" model of Accounting Research Bulletin No. 51 (ARB 51), Consolidated Financial Statements, or (b) other existing authoritative guidance, or, alternatively, (2) whether the variable-interest model under FIN 46 should be used to account for existing and new entities. The Company is evaluating the impact of FIN 46 on its financial statements.

7. Commitments

  Guarantor Arrangements

        As permitted under Delaware law, the Company's Amended and Restated Certificate of Incorporation provides that the Company will indemnify its officers and directors for certain claims asserted against them in connection with their service as an officer or director of the Company. The indemnification does not apply if the person is adjudicated not to have acted in good faith in the reasonable belief that his or her actions were in the best interests of the Company. The indemnification obligation survives termination of the indemnified party's involvement with the Company but only as to those claims arising from such person's role as an officer or director. The maximum potential amount of future payments that the Company could be required to make under these indemnification provisions is unlimited; however, the Company has director and officer insurance policies that, in most cases, would limit its exposure and enable it to recover a portion of any future amounts paid. As a result of the insurance policy coverage, the estimated fair value of these indemnification provisions is minimal. All of these indemnification provisions were grandfathered under the provisions of FIN 45 as they were in effect prior to March 31, 2003. Accordingly, the Company has no liabilities recorded for these provisions as of March 31, 2003.

        The Company enters into agreements that contain indemnification provisions with other companies in its ordinary course of business, typically with business partners and customers. Under these provisions the Company generally indemnifies and holds harmless the indemnified party for losses suffered or incurred by the indemnified party as a result of the Company's activities. These indemnification provisions generally survive termination of the underlying agreement. The maximum potential amount of future payments the Company could be required to make under these indemnification provisions is unlimited. The Company maintains a products liability insurance policy that limits its exposure. Based on the Company's historical activity in combination with its insurance policy coverage, the Company believes the estimated fair value of these indemnification agreements is minimal. Accordingly, the Company has no liabilities recorded for these agreements as of March 31, 2003.

        The Company warrants all of the Company's non-disposable products as to compliance with their specifications and that the products are free from defects in material and workmanship for a period of 12 months from date of delivery. The Company maintains a reserve for the estimated costs of potential future repair of our products during this warranty period. The amount of reserve is based on the Company's actual return and repair cost experience. The Company had $36,012 of accrued warranties at March 31, 2003.

8. Subsequent Events

        On May 12, 2003, the Company entered into an agreement for the sale of up to $6.5 million of its Series A Convertible Preferred Stock to Medtronic, Inc. and a group of existing and new private investors. Under the terms of the financing, the Company issued and sold 696,825 shares of Series A Convertible Preferred Stock at a purchase price of $4.42 per share, or an aggregate of approximately $3.1 million. Each share of the preferred stock is convertible into 13 shares of the Company's common stock. The conversion price of the preferred stock is subject to adjustments in certain circumstances. As part of the financing, the Company issued to the investors, other than Medtronic, short-term warrants exerciseable for a total of 705,852 shares of the preferred stock. There are six tranches of the short-term warrants that expire in monthly intervals starting September 1, 2003. The exercise price of these warrants is the lower of $4.42 or 13 times the 20 day average closing price of the Company's common stock prior to the date of expiration. The Company also issued to both Medtronic and the private investors long-term warrants exercisable for 30% of the total number of shares of preferred stock purchased through the initial investment and the exercise of the short-term warrants. The exercise price of Medtronic's long-term warrant is $4.42 and the exercise price of the long-term warrants issued to the other investors is $5.525. These warrants expire on January 1, 2009. In connection with this financing and in order to address certain payment obligations in existing agreements with The Tail Wind Fund Ltd., the Company issued to Tail Wind short-term warrants exercisable for 67,872 shares of the preferred stock and a long-term warrant exercisable for 75% of the total number of shares of the preferred stock purchased through the exercise of Tail Wind's short-term warrants. The exercise prices and the expiration dates of Tail Wind's warrants are consistent with the warrants issued to the other private investors. The holders of all of the warrants described above are not obligated to exercise all or any portion of those warrants, and there can be no assurance that the Company will receive any additional funds from the exercise of any of these warrants. The Company is in the process of reviewing the proper accounting for the above financing transaction to include any potential effect from a Beneficial Conversion Feature as described in EITF 98-5 "Accounting for Convertible Securities with Beneficial Conversion Features or Contingently Adjustable Conversion Ratios," which could result in a one-time charge against earnings.

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 14.    Other Expenses Of Issuance And Distribution

        The following table sets forth the various expenses to be incurred in connection with the sale and distribution of the securities being registered hereby (except any underwriting discounts and commissions), all of which will be borne by Cambridge Heart. All amounts shown are estimates except the SEC registration fee.

Filing Fee—Securities and Exchange Commission	US$	1,165
Legal fees and expenses	US$	100,000
Accounting fees and expenses	US$	5,000
Printing fees	US$	15,000
Miscellaneous expenses	US$	3,835

Total Expenses	US$	125,000

Item 15.    Indemnification Of Directors And Officers

        Section 102 of the Delaware General Corporation Law allows a corporation to eliminate the personal liability of directors of a corporation to the corporation or its stockholders for monetary damages for a breach of fiduciary duty as a director, except where the director breached his duty of loyalty, failed to act in good faith, engaged in intentional misconduct or knowingly violated a law, authorized the payment of a dividend or approved a stock repurchase in violation of Delaware corporate law or obtained an improper personal benefit. Cambridge Heart, Inc. has included such a provision in its Certificate of Incorporation.

        Section 145 of the General Corporation Law of Delaware provides that a corporation has the power to indemnify a director, officer, employee or agent of the corporation and certain other persons serving at the request of the corporation in related capacities against amounts paid and expenses incurred in connection with an action or proceeding to which he is or is threatened to be made a party by reason of such position, if such person shall have acted in good faith and in a manner he reasonably believed to be in or not opposed to the best interests of the corporation, and, in any criminal proceeding, if such person had no reasonable cause to believe his conduct was unlawful; provided that, in the case of actions brought by or in the right of the corporation, no indemnification shall be made with respect to any matter as to which such person shall have been adjudged to be liable to the corporation unless and only to the extent that the adjudicating court determines that such indemnification is proper under the circumstances.

        Article EIGHTH of the registrant's Amended and Restated Certificate of Incorporation provides that no director of the registrant shall be personally liable to the registrant or its stockholders for monetary damages for any breach of fiduciary duty as a director, except to the extent that the Delaware General Corporation Law prohibits the elimination or limitation of liability of directors for breaches of fiduciary duty.

        Article NINTH of the registrant's Amended and Restated Certificate of Incorporation provides that the registrant shall indemnify (a) each person who was or is a party or is threatened to be made a party to any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative (other than an action by or in the right of the registrant), by reason of the fact that he is or was, or has agreed to become, a director or officer of the registrant, or is or was serving, or has agreed to serve, at the request of the registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise

(including any employee benefit plan) (all such persons being referred to hereafter as an "Indemnitee"), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees), judgments, fines and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful and (b) any Indemnitee who was or is a party or is threatened to be made a party to any threatened, pending or completed action or suit by or in the right of the registrant to procure a judgment in its favor by reason of the fact that he is or was, or has agreed to become, a director or officer of the registrant, or is or was serving, or has agreed to serve, at the request of the registrant, as a director, officer or trustee of, or in a similar capacity with, another corporation, partnership, joint venture, trust or other enterprise (including any employee benefit plan), or by reason of any action alleged to have been taken or omitted in such capacity, against all expenses (including attorneys' fees) and amounts paid in settlement actually and reasonably incurred by him or on his behalf in connection with such action, suit or proceeding and any appeal therefrom, if he acted in good faith and in a manner he reasonably believed to be in, or not opposed to, the best interests of the registrant, except that no indemnification shall be made with respect to any claim, issue or matter as to which such person shall have been adjudged to be liable to the registrant, unless a court determines that, despite such adjudication but in view of all of the circumstances, he is entitled to indemnification of such expenses. Notwithstanding the foregoing, to the extent that an Indemnitee has been successful, on the merits or otherwise, including, without limitation, the dismissal of an action without prejudice, he will be indemnified by the registrant against all expenses (including attorneys' fees) incurred in connection therewith. Expenses shall be advanced to an Indemnitee at his request, provided that he undertakes to repay the amount advanced if it is ultimately determined that he is not entitled to indemnification for such expenses.

        Indemnification is required to be made unless the registrant determines that the applicable standard of conduct required for indemnification has not been met. In the event of a determination by the registrant that the director or officer did not meet the applicable standard of conduct required for indemnification, or if the registrant fails to make an indemnification payment within 60 days after such payment is claimed by such person, such person is permitted to petition the court to make an independent determination as to whether such person is entitled to indemnification. As a condition precedent to the right of indemnification, the director or officer must give the registrant notice of the action for which indemnity is sought and the registrant has the right to participate in such action or assume the defense thereof.

        Article NINTH of the registrant's Amended and Restated Certificate of Incorporation further provides that the indemnification provided therein is not exclusive, and provides that in the event that the Delaware General Corporation Law statute is amended to expand the indemnification permitted to the registrant's directors or officers must indemnify those persons to the fullest extent permitted by such law as so amended.

        The registrant has purchased directors' and officers' liability insurance that would indemnify its directors and officers against damages arising out of certain kinds of claims that might be made against them based on their negligent acts or omissions while acting in their capacity as such.

Item 16.    Exhibits

        The exhibits listed in the Exhibit Index immediately preceding the exhibits are filed as part of this Registration Statement on Form S-2.

Item 17.    Undertakings

        The undersigned Registrant hereby undertakes:

  (1)
  To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

  (i)
  To include any prospectus required by Section 10(a)(3) of the Securities Act;

  (ii)
  To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement; and

  (iii)
  To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

    provided, however, that paragraphs (1)(i) and (1)(ii) do not apply if the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed with or furnished to the Commission by the Registrant pursuant to Section 13 or Section 15(d) of the Exchange Act that are incorporated by reference in this Registration Statement.

  (2)
  That, for the purposes of determining any liability under the Securities Act, each post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at the time shall be deemed to be the initial bona fide offering thereof.

  (3)
  To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.

        The Registrant hereby undertakes that, for purposes of determining any liability under the Securities Act, each filing of the Registrant's annual report pursuant to Section 13(a) or 15(d) of the Exchange Act (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Exchange Act) that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the indemnification provisions described herein, or otherwise, the Registrant has been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURE

        Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Bedford, Commonwealth of Massachusetts, on June 11, 2003.

CAMBRIDGE HEART, INC.
By:	/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz Chief Executive Officer

SIGNATURES AND POWER OF ATTORNEY

        We, the undersigned officers and directors of Cambridge Heart, Inc., hereby severally constitute and appoint David A. Chazanovitz, Robert B. Palardy, and John A. Burgess and each of them singly, our true and lawful attorneys with full power to any of them, and to each of them singly, to sign for us and in our names in the capacities indicated below the Registration Statement on Form S-2 filed herewith and any and all pre-effective and post-effective amendments to said Registration Statement and generally to do all such things in our name and behalf in our capacities as officers and directors to enable Cambridge Heart, Inc. to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, hereby ratifying and confirming our signatures as they may be signed by our said attorneys, or any of them, to said Registration Statement and any and all amendments thereto.

        Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated:

Signature	Title	Date

/s/ DAVID A. CHAZANOVITZ David A. Chazanovitz	President, Chief Executive Officer and Director (Principal executive officer)	June 11, 2003
/s/ ROBERT B. PALARDY Robert B. Palardy	Chief Financial Officer (Principal financial and accounting officer)	June 11, 2003
Daniel M. Mulvena	Chairman of the Board of Directors	June 11, 2003
/s/ RICHARD J. COHEN Richard J. Cohen	Director	June 11, 2003

/s/ JEFFREY J. LANGAN Jeffrey J. Langan	Director	June 11, 2003
/s/ ROBERT P. KHEDERIAN Robert P. Khederian	Director	June 11, 2003
/s/ LOUIS M. PERLMAN Louis M. Perlman	Director	June 11, 2003

EXHIBIT INDEX

Exhibit No.	Description
(1)4.1	Specimen Certificate for shares of Common Stock, $.001 par value, of the Registrant.
(10)4.2	Antidilution Agreement by and between the Registrant and Silicon Valley Bank, dated September 26, 2002.
(10)4.3	Warrant to Purchase Stock issued to Silicon Valley Bank on September 26, 2002.
(12)4.4	Form of Short-Term Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 in connection with the sale of the Series A Convertible Preferred Stock.
(12)4.5	Form of Long-Term Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 in connection with the sale of the Series A Convertible Preferred Stock.
(12)4.6	Warrant to purchase shares of Series A Preferred Convertible Stock of the Registrant issued on May 12, 2003 to Medtronic, Inc. in connection with the sale of the Series A Convertible Preferred Stock.
5.1	Opinion of Hale and Dorr LLP
(1)10.1#	1993 Incentive and Non-Qualified Stock Option Plan, as amended.
(1)10.2#	1996 Equity Incentive Plan, as amended.
(1)10.3#	1996 Employee Stock Purchase Plan.
(1)10.4#	1996 Director Stock Option Plan.
(9)10.5#	2001 Stock Incentive Plan.
(1)10.6#	Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993.
(1)10.7#	License Agreement By and Between the Registrant and Dr. Richard J. Cohen, dated February 8, 1993.
(1)10.8	License Agreement by and between the Registrant and the Massachusetts Institute of Technology, dated September 28, 1993, relating to the technology of "Assessing Myocardial Electrical Stability".
(11)10.9#	Agreement to Extend the Consulting and Technology Agreement between the Registrant and Dr. Richard J. Cohen, dated January 28, 2003.
(3)10.10	First Amendment to the License Agreement by and between the Registrant and the Massachusetts Institute of Technology dated May 21, 1998, relating to the technology of "Assessing Myocardial Electrical Stability".
(9)10.11	OEM Purchase Agreement by and between the Registrant and Agilent Technologies, Inc. dated March 16, 2001.
(10)10.12	OEM Purchase Agreement Addendum by and between the Registrant and Philips Medical Systems dated October 5, 2001.
(3)10.13	Distributor Agreement, dated as of April 1, 1998, by and between the Registrant and Reynolds Medical Ltd.
(3)10.14	Distributor Agreement, dated as of March 1, 1998, by and between the Registrant and Image Monitoring, Inc.
(4)10.15	Registration Rights Agreement among the Registrant, The Tail Wind Fund Ltd., Special Situations Private Equity Fund, L.P., Special Situations Fund III, L.P. and Geoffrey H. Galley dated June 8, 1999.
(5)10.16#	Severance Agreement dated November 18, 1999 between the Registrant and Robert Palardy.
(5)10.17#	Severance Agreement dated November 18, 1999 between the Registrant and James Sheppard.
(9)10.18#	Severance Agreement dated November 18, 1999 between the Registrant and Kevin Librett.
(6)10.19	Distribution and License Agreement dated May 10, 2000 between the Registrant and SMI Medical, Inc.

(7)10.20	Sensor Usage Agreement Remarketing Agreement dated September 8, 2000 between Registrant and Americorp Financial, Inc.
(7)10.21#	Severance Agreement dated September 27, 2000 between the Registrant and David Chazanovitz.
(9)10.22	Lease Agreement By and Between the Registrant and R.W. Connelly, dated June 5, 2000.
(9)10.23	Securities Purchase Agreement among the Registrant and The Tail Wind Fund, Ltd. and Robert P. Khederian dated December 21, 2001.
(9)10.24	Registration Rights Agreement among the Registrant and The Tail Wind Fund, Ltd. and Robert P. Khederian dated December 21, 2001.
(10)10.25	Loan and Security Agreement by and between the Registrant and Silicon Valley Bank, dated September 26, 2002.
(10)10.26	Consulting Agreement by and between Registrant and Adams, Harkness and Hill, dated September 10, 2002.
(11)10.27#	Severance Agreement dated January 30, 2003 between the Registrant and Robert LaRoche.
(12)10.28	Securities Purchase Agreement, dated as of May 12, 2003, by and among the Registrant and the purchasers set forth on Schedule I thereto.
(12)10.29	Registration Rights Agreement, dated as of May 12, 2003, by and among the Registrant and the signatories thereto.
(13)10.30	Loan Modification Agreement, dated as of May 8, 2003, by and between Silicon Valley Bank and the Registrant.
(13)10.31	Amendment to Registration Rights Agreement and Waiver, dated as of May 12, 2003, by and among the Registrant, The Tail Wind Fund Ltd. and Robert P. Khederian.
(13)10.32	Amendment No.1, dated as of May 12, 2003, to the Warrant issued as of September 14, 2000 to the Tail Wind Fund Ltd. by and between the Registrant and The Tail Wind Fund Ltd.
23.1	Consent of PricewaterhouseCoopers LLP.
23.2	Consent of Hale and Dorr LLP, included in Exhibit 5.1 filed herewith.
24.1	Power of Attorney (See page II-4 of this Registration Statement).

(1)
Incorporated herein by reference to the Company's Registration Statement on Form S-1, as amended (File No. 333-04879).

(2)
Incorporated herein by reference to the Company's Form 10-K, as amended, for the fiscal year ended December 31, 1997.

(3)
Incorporated herein by reference to the Company's Form 10-Q, as amended, for the quarter ended June 30, 1998.

(4)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended June 30, 1999.

(5)
Incorporated herein by reference to the Registrant's Form 10-K, as amended, for the fiscal year ended December 31, 1999.

(6)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended June 30, 2000.

(7)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended September 30, 2000.

(8)
Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2000.

(9)
Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2001.

(10)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended September 30, 2002.

(11)
Incorporated herein by reference to the Registrant's Form 10-K for the fiscal year ended December 31, 2002.

(12)
Incorporated herein by reference to the Registrant's Current Report on Form 8-K filed May 13, 2003.

(13)
Incorporated herein by reference to the Registrant's Form 10-Q, as amended, for the quarter ended March 31, 2003.

#
Management contract or compensatory plan or arrangement filed as an exhibit to this form pursuant to Items 14(a) and 14(c) of Form 10-K.